PROSPECTUS FILED PURSUANT TO RULE 424(B)(1) OF THE SECURITIES ACT OF 1933, AS AMENDED


                                      LOGO


                           CURTIS INTERNATIONAL LTD.

                                1,650,000 SHARES
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     Of the 1,650,000 shares (collectively, the "Shares") of common stock, no par value per share (the "Common Stock"), of Curtis International Ltd., an Ontario corporation (the "Company"), being offered hereby (the "Offering"), 1,498,000 Shares are being sold by the Company and 152,000 Shares (the "Selling Stockholder Shares") are being sold by Ranch Limited (the "Selling Stockholder"). The Company will not receive any of the proceeds from the sale of the Selling Stockholder Shares.



     Prior to the Offering, there has been no market for the Common Stock, and there can be no assurance that such a market will develop after completion of the Offering or, if developed, that it will be sustained. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "CURTF."



     The offering price of the Shares was determined by negotiation between the Company and the Representatives and does not necessarily bear any direct relationship to the Company's assets, earnings, book value per share or other generally accepted criteria of value. See "Underwriting."

                         ------------------------------
 AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" COMMENCING ON PAGE 8
                           AND "DILUTION" ON PAGE 14.
                         ------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

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                                                                 UNDERWRITING                                  PROCEEDS TO
                                            PRICE               DISCOUNTS AND           PROCEEDS TO              SELLING
                                          TO PUBLIC             COMMISSIONS(1)           COMPANY(2)            STOCKHOLDER
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Per Share.........................          $5.00                    $.50                  $4.50                  $4.50
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Total(3)..........................        $8,250,000               $825,000              $6,741,000              $684,000
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(1) Excludes the value of warrants to be issued to Joseph Stevens & Company, Inc. and Royce Investment Group, Inc., the representatives (the "Representatives") of the several underwriters (the "Underwriters") to purchase up to 165,000 shares of the Company's Common Stock (the "Representatives' Warrants"). In addition, the Company also agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."



(2) Before deducting the Representatives' non-accountable expense allowance, financial consulting fee and other expenses of the Offering, estimated at $607,200 and payable by the Company. See "Underwriting."


(3) The Company has granted the Underwriters an option, exercisable for 45 days after the date the Securities and Exchange Commission declares the Company's registration statement effective (the "Effective Date"), to purchase up to an additional 247,500 shares of Common Stock solely for the purpose of covering over-allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholder will be $9,487,500, $948,750, $7,854,750 and $684,000, respectively. See "Underwriting."


     The Shares are being offered by the Underwriters on a "firm commitment" basis, when, as and if delivered to and accepted by the Underwriters, subject to prior sale, and other conditions and legal matters. The Underwriters reserve the right to withdraw, cancel or modify the Offering and to reject orders, in whole or in part, for the purchase of any of the securities offered notwithstanding tender by check or otherwise. It is expected that delivery of the certificates representing the Shares will be made against payment therefor at the offices of Joseph Stevens & Company, Inc., 33 Maiden Lane, New York, New York 10038 on or about November 17, 1998.

                         ------------------------------


                    JOSEPH STEVENS & COMPANY, INC.     ROYCE INVESTMENT GROUP, INC.



                               NOVEMBER 12, 1998

                      [PICTURES OF THE COMPANY'S PRODUCTS]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA. THE SECURITIES ARE NOT BEING OFFERED FOR SALE AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA, OR TO ANY RESIDENT THEREOF, IN VIOLATION OF THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless the context otherwise requires, the term "Curtis" or "Company" refers to Curtis International Ltd. as well as any predecessors. All information in this Prospectus, unless otherwise noted, assumes no exercise of the Over-Allotment Option or the Representatives' Warrants. All references to dollar amounts in this Prospectus, unless otherwise indicated, are in United States dollars.

THE COMPANY

     Curtis International Ltd. designs, distributes and markets quality, value-priced consumer electronics products. The Company offers a broad line of telecommunication, audio, video and computer products including, telephones, answering machines, caller ID systems, CD and cassette systems, portable televisions and computer accessories. The Company's products are primarily sold under the brand names "Curtis" and "CTP Worx," as well as private labels. The Company's strategy has been to build a portfolio of diverse consumer electronics products which offers retailers flexible merchandising programs. The Company's products are available in approximately 2,300 stores throughout Canada and 10,000 stores in the United States through approximately 30 retail chains in Canada and the United States. All of the Company's products are manufactured by independent manufacturers.

     The Company's customers include mass merchandisers such as Wal-Mart (Canada), Ames, Bradlees, Dollar General and Bi-Way Stores; drug store chains such as Rite-Aid, London Drugs, Thrifty Payless, Jean Coutu and Ker Drugs; specialty marketers such as QVC, the Home Shopping Network and Amway; consumer electronic retailers such as Future Shop, Fry's and ABC Warehouse; and appliance and department stores such as Boscov and Fedco. The Company has operated profitably and has recently undergone a period of rapid sales growth. For the year ended May 31, 1998, the Company's sales increased by $12,557,471, or 84.2%, to $27,471,613 from $14,914,142 for the year ended May 31, 1997. The Company only entered the United States market in 1996 and has since opened accounts with approximately 20 retail chains in the United States. The Company's sales in the United States were $11,716,935 for the year ended May 31, 1998 as compared to $2,217,058 for the year ended May 31, 1997, an increase of 428%. The Company believes there is an opportunity to significantly increase its business in the United States through both its current customers and potential new customers.

THE CONSUMER ELECTRONICS INDUSTRY

     The consumer electronics industry is large and diverse, encompassing a wide variety of technologies and products, including televisions, VCRs, audio systems, CD players, cassette players and telephones. The Consumer Electronics Manufacturers Association ("CEMA") estimates that total factory sales of consumer electronics products in 1997 were approximately $72 billion, an increase of 4.0% from 1996. CEMA estimates that factory sales will grow to approximately $92 billion by the year 2001, an increase of 115% in ten years, and believes that the consumer electronics industry is one of the fastest growing sectors of the United States economy. It is estimated that in 1998 the average United States household will spend $825 on consumer electronics products.

GROWTH STRATEGY

     Distributors have traditionally offered consumer electronics to retailers using three principal branding strategies and corresponding price points: (i) premium brands, such as Sony and Panasonic; (ii) mass-market brands, such as General Electric and Magnavox; and (iii) value-priced brands, such as those of the Company. The Company plans to continue to establish itself as a leading supplier of quality, value-priced consumer electronics products. The Company believes that its broad portfolio of products, superior design capabilities, flexible and low-cost sourcing and superior service offered both prior to and after-sale provide it with distinct competitive advantages. The Company plans to grow its business using a strategy comprised of the following principal elements:

     - CONTINUE TO OFFER VALUE-PRICED, QUALITY PRODUCTS. The Company designs and markets products which are value-priced, yet fill a market void through their design and up-to-date style. The Company's packaging further distinguishes its products in the marketplace from those of its competitors. The Company plans to continue to offer its customers quality products at competitive prices.

     - EXPAND CUSTOMER BASE. The Company believes that it has significant opportunities to expand its customer base both in Canada and the United States. The Company intends to use its existing relationships in Canada with retailers such as Wal-Mart, Staples and Toys "R" Us, to penetrate the United States market in such retailers' stores. In addition, the Company continually seeks to expand its distribution channels through various means. For example, the Company recently sold to the Home Shopping Network its personal televisions as part of a special promotion. The Home Shopping Network is planning additional promotions of certain of the Company's products in the Fall of 1998.

     - INCREASE PENETRATION AND SALES TO EXISTING UNITED STATES CUSTOMERS. In the short period in which the Company has focused significant marketing efforts in the United States, it has established relationships with several major retailers. The Company plans to focus its efforts on broadening its product selection being sold by these retailers and substantially increasing the dollar volume of sales to these existing customers.

     - ACQUIRE AND LICENSE ADDITIONAL PRODUCTS. Discount retail chains and mass merchants limit the number of vendors with which they deal, preferring to deal with a limited number of vendors with a wide range of products. The Company has an extensive line of products and strives to fill substantially all of its customers' electronic requirements. The Company believes it can add additional product lines, both through acquisition and licensing, which will allow it to add to its already wide selection of consumer electronics products.

     - DEVELOP STRATEGIC ALLIANCES. The Company intends to develop strategic alliances with large discount chain stores and mass merchants. Management believes that many retailers whose primary business is not consumer electronics look for a strategic alliance with a vendor who has the experience, customer service and product selection to create a successful consumer electronics program in their stores. Development of strategic alliances whereby the Company provides these services in exchange for commitments to stock and sell the Company's products will assist the Company in the establishment of long-term relationships with such discount chain stores and mass merchants.

     Curtis International Ltd. was incorporated in the Province of Ontario on December 12, 1990. The Company subsequently amalgamated (or merged) with Unique Investments Limited and AEG Trading Limited on January 26, 1998 and Worldwide Holdings Limited on May 31, 1998. The amalgamations were effectuated for the purpose of transferring the Company's ownership from corporate entities to individuals and to reduce the Company's outstanding shares to 4,000,000. In both cases, the Company was the surviving entity. In August 1998, the two principal stockholders returned an aggregate of 300,000 shares to the Company for cancellation bringing the Company's outstanding shares to 3,700,000. The Company's principal executive offices are located at 7 Kodiak Crescent, Downsview, Ontario M3J 3E5 Canada and its telephone number is (416) 636-5553.

EXCHANGE RATE DATA

     The Company maintains its books of account in Canadian dollars, but has provided the financial data in this Prospectus in United States dollars with its audit conducted in accordance with generally accepted auditing standards in the United States of America. All references to dollar amounts in this Prospectus, unless otherwise indicated, are in United States dollars.

     The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On May 31, 1998, the exchange rate was Cdn$1.00 per US $0.6863.

                                                              YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------
                                                       1994       1995       1996       1997
                                                      -------    -------    -------    -------
RATE AT END OF PERIOD.............................    $0.7143    $0.7353    $0.7299    $0.6991
AVERAGE RATE DURING PERIOD........................     0.7299     0.7299     0.7353     0.7223
HIGH..............................................     0.7092     0.7009     0.7212     0.6945
LOW...............................................     0.7642     0.7533     0.7526     0.7493

     The following discussion should be read in conjunction with the Summary Combined Financial Information and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus. This Prospectus contains forward-looking statements regarding the plans and objectives of management for future operations. The forward-looking statements included herein are based on current expectations and assumptions that involve numerous risks and uncertainties. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                                  THE OFFERING

Securities Offered:........  1,498,000 Shares of Common Stock by the Company and
                             152,000 Shares of Common Stock by the Selling Stockholder. See "Description of Securities" and "Underwriting."

Common Stock Outstanding
  Prior to the
  Offering(1):.............  3,700,000

Common Stock Outstanding
  After the
  Offering(1)(2):..........  5,198,000

Use of Proceeds:...........  The Company intends to use the net proceeds of this
                             Offering to purchase inventory, repay indebtedness, increase sales and marketing efforts, improve its management information system, relocate its existing facilities and for working capital and general corporate purposes. See "Use of Proceeds."

Nasdaq National Market
  Symbol(3):...............  CURTF
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(1) Does not include an aggregate of 400,000 shares of Common Stock reserved for issuance upon the exercise of options available for future grant under the Company's 1998 Stock Option Plan (the "Plan"), 50,000 of which were granted. See "Management-Stock Option Plan."

(2) Assumes no exercise of the Over-Allotment Option or Representatives'
    Warrants.

(3) There can be no assurance that a liquid and active market will develop or be sustained for the Shares upon completion of the Offering.

                     SUMMARY COMBINED FINANCIAL INFORMATION

     The following summary financial information has been derived from the financial statements of the Company. The summary financial information set forth below is qualified by and should be read in conjunction with the financial statements, including the notes thereto and other financial information included elsewhere in this Prospectus.

                                                                  YEAR ENDED MAY 31,
                                                        ---------------------------------------
                                                           1996          1997          1998
                                                        -----------   -----------   -----------
STATEMENT OF OPERATIONS DATA
Sales................................................   $14,627,378   $14,914,142   $27,471,613
Gross profit.........................................     2,714,451     2,740,394     5,121,646
Income before income taxes...........................       133,677       123,379     1,467,347
Net income...........................................       100,347        93,001       864,905
Earnings per share(1)................................           .03           .03           .23

                                                                    AS OF MAY 31, 1998
                                                               ----------------------------
                                                                 ACTUAL      AS ADJUSTED(2)
                                                               -----------   --------------
BALANCE SHEET DATA
Working capital.............................................   $ 1,416,422    $ 6,650,222
Total assets................................................    13,685,372     18,919,172
Long-term debt..............................................       241,768        241,768
Total liabilities...........................................    12,248,664     11,348,664
Shareholders' equity........................................     1,436,708      7,570,508

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(1) Based on a weighted average number of shares outstanding of 3,700,000 shares in each of the applicable periods.

(2) As adjusted to reflect the sale by the Company of the 1,498,000 Shares offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, in addition to the other information contained in this Prospectus, in connection with investments in the Shares offered hereby. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Prospectus. An investment in the Shares offered hereby involves a high degree of risk.

     DEPENDENCE ON NEW PRODUCT INTRODUCTIONS AND MARKET ACCEPTANCE. The Company's continued success is dependent upon its ability to continue to identify, obtain and develop products that can be successfully sold to retail chains and other mass merchants at acceptable profit margins. There can be no assurance that the Company will be able to successfully develop and introduce new products under its own brand names, that any such products will meet with consumer acceptance in the marketplace or that any such products will be sold at acceptable profit margins.

     DEPENDENCE ON KEY CUSTOMERS. During the year ended May 31, 1996 ("Fiscal 1996") and the year ended May 31, 1997 ("Fiscal 1997") approximately 57% of revenues were derived from sales to the Company's three largest customers. During the year ended May 31, 1998 ("Fiscal 1998") approximately 63% of revenues were derived from sales to the Company's five largest customers. The Company believes that it has good relationships with its customers. However, the Company has no long-term contracts with any of its customers, all of which purchase products from the Company pursuant to individually placed purchase orders. There can be no assurance that the Company's customers, including any of its largest customers, will continue to purchase merchandise from the Company. A loss of one or more of these customers could have a material adverse effect on the Company's business and results of operations. See "Business--Sales and Distribution" and "Business--Marketing."

     DEPENDENCE ON THIRD PARTY MANUFACTURERS AND SUPPLIERS. To date, most of the merchandise sold by the Company has been purchased by the Company from third-party manufacturers and distributors, primarily located in Asia. The Company does not enter into long-term contracts with such third parties but instead purchases merchandise pursuant to individually placed purchase orders. There can be no assurance that the Company's manufacturers will dedicate sufficient production capacity to meet the Company's scheduled delivery requirements or that the Company's manufacturers will have sufficient production capacity to satisfy the Company's requirements. Typically, the Company helps develop the design of a particular product and the manufacturer meets such specifications. Accordingly, the Company is dependent on the ability of its manufacturers to, among other things, meet the Company's design, performance and quality specifications, as well as the quality and delivery requirements of its customers. Recently, the economies of many Asian countries have experienced financial pressures, including the devaluation of their currencies and a shortage of capital. In the event that the crisis were to cause one or more of the Company's manufacturers to cease operations it could result in delays in obtaining merchandise.

     Although the Company believes that its relationships with its suppliers are good and that it would be able to locate other sources of merchandise in the event of the loss of one or more of such suppliers, there can be no assurance that the Company will not experience delays or other difficulties in obtaining merchandise. Such delays or difficulties would have a material adverse effect on the Company's business and results of operations. See "Business--Manufacturing."

     CREDIT FACILITY PAYABLE ON DEMAND. The Company has a credit facility with Canadian Imperial Bank of Commerce ("CIBC"), under which the Company can borrow up to $8,250,000 ("Credit Facility"). The terms of the Credit Facility allow CIBC to demand payment in full of the outstanding balance under the Credit Facility at any time upon thirty (30) days notice. As of May 31, 1998, there was $5,063,819 outstanding under the Credit Facility. CIBC has not in the past demanded payment from the Company, however, there can be no assurance that CIBC will not in the future demand payment of all or any portion of the outstanding balance under the Credit Facility. The Company is currently in compliance with the terms of the Credit Facility. The Company believes if CIBC demanded full payment of the outstanding balance that it would have sufficient time to replace the line of credit, however, there can be no assurance that the Company would be able to replace the line of credit on the same or reasonable terms or that such demand would not have a material adverse effect on the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     INVENTORY MANAGEMENT RISKS. The Company is subject to significant risks in connection with its inventory management. In order to assure an adequate supply of products to meet the relatively high demand during the third and fourth quarters of each calendar year, the Company must commit to acquire products three months in advance of delivery. If the Company underestimates its need for inventory or experiences delays in production, the Company may have to pay a significant premium to obtain the necessary contract-manufacturing capacity or ship products by air rather than less expensive ground or sea transportation in order to meet customer orders. In such event, profit margins, sales and/or customer relationships could be materially adversely affected. Similarly, if the Company overestimates its inventory needs, the Company will be required to reduce prices in order to dispose of such inventory or increase borrowings to finance the carrying costs of such inventory, thereby adversely affecting its profitability and cash flows. There can be no assurance that the Company will be able to borrow such amounts on reasonable terms, if at all. To the extent that the Company is unable to adequately plan, time and budget its sourcing and manufacturing operations, incurs delays in delivery, fails to adequately forecast prices and demand or reduce costs when necessary, a material adverse effect on the Company's business, financial condition and results of operations could result.

     The Company incurs expenses as a result of product returns and warranty claims. Such returns and warranty claims may result from defective goods, inadequate performance relative to customer expectations, improper packaging, liberal retailer return policies and other causes which may be outside the Company's control. During Fiscal 1998, approximately 15% of the Company's gross sales were made under net sale arrangements, whereby the Company's customers are responsible for product returns, which cannot be returned to the Company. The remainder of the sales are returnable only for defects. While the Company plans to maintain or increase the percentage of sales that are on a net basis, there can be no assurance that the Company will be successful in maintaining or increasing such percentage. Any significant increase in product returns and warranty claims could have a material adverse effect on the Company's business, financial condition and results of operations.

     COMPETITION. The Company's market segment is highly competitive. The mass merchandise and discount retail market is divided among a large number of foreign-based manufacturers and distributors. Many of the Company's competitors have or may obtain significantly greater financial and marketing strength and resources than the Company, enabling them to compete more effectively than the Company. In addition, the Company's products compete at the retail store level for shelf space, which has an impact on the Company's established and proposed distribution channels. Competition, or failure of consumers to accept existing or new products, may result in reduced sales, reduced profit margins, or both, for the Company. There can be no assurance that the Company will not encounter increased competition in the future, which could have a material adverse effect on the ability of the Company to successfully market existing products, develop new products or expand its business. See "Business--Competition."

     DEPENDENCE ON KEY PERSONNEL. The Company's future success will depend to a significant extent on the efforts of key management personnel, particularly Aaron Herzog, the Company's President and Chief Executive Officer, and Jacob Herzog, the Company's Chairman, Treasurer and Secretary. The loss of either of these key employees could have a material adverse effect on the Company's business. In addition, the Company believes that its future success will depend in large part upon its continued ability to attract and retain highly qualified management (including a Chief Financial Officer), as well as technical and sales personnel. The Company maintains key-man life insurance policies in an amount of Cdn $1 million on each of the lives of Aaron Herzog and Jacob Herzog, under which the Company's bank, Canadian Imperial Bank of Commerce, is the beneficiary. The Company intends to increase such insurance to Cdn $2 million on each of Messrs. Aaron and Jacob Herzog prior to the Effective Date. Upon the Effective Date the Company will enter into two-year employment agreements with each of Aaron Herzog and Jacob Herzog. There can be no assurance that the Company will be able to attract and retain the qualified personnel necessary for its business. See "Management."

     CONTROL BY EXISTING STOCKHOLDERS. Upon the completion of this Offering, the Company's management will beneficially own 68.2% (65.1% if the Over-Allotment Option is exercised in full) of the Company's outstanding Common Stock. In addition, Aaron and Jacob Herzog are parties to a voting trust agreement which provides that they will vote their shares together. As a result, management will continue to elect a majority of the members of the Board of Directors and decide matters requiring stockholder approval. See "Principal and Selling Stockholders."

     RETAIL INDUSTRY. The retail industry is significantly affected by many factors, including changes in the national economy and in regional and local economies, confidence in the overall economy, changes in consumer preferences and increases in the number of retail operations. Factors such as inflation may have a greater effect on the retail industry than on other industries. As a result of these and other pressures, several retail firms have filed for bankruptcy protection. Although, during the past three years, the Company has written off only insignificant amounts as a result of such bankruptcies, the loss of a significant number of the Company's customers could have a material adverse effect on the business and results of operations of the Company. The Company maintains a credit insurance policy whereby it is insured against certain customers failure to pay their accounts receivable. Not all of the Company's customers are covered by such policy.

     PRODUCT LIABILITY. Any defects in the Company's products that result in personal injury might result in consequences that could have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains insurance to cover such risks; however, the coverage in certain events may not be adequate to insure against all product liability claims.

     RISK OF DOING BUSINESS IN FOREIGN COUNTRIES; RISK OF IMPORT
LIMITATIONS. The Company's products are principally manufactured by independent manufacturers in China, Hong Kong, Indonesia, Malaysia, Thailand, the Philippines and other Asian countries. The Company does not have long-term contracts with any of its independent manufacturers. Manufacturing in Asian and other foreign countries is subject to a number of risks including, but not limited to, transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and import and export controls and quotas, loss of property or revenue from expropriation or political demands, and changes in governmental policies. While the Company to date has not experienced any material adverse effects due to such risks, there can be no assurance that such events will not occur in the future and possibly result in increases in costs and delays of, or interference with, product deliveries resulting in losses of sales and damage to customer relationships.

     Generally, Asian and other countries in which the Company does business may not offer legal mechanisms to redress an unfair trade practice, contract breach or other problem requiring the enforcement of contractual provisions or other redress. In particular, Asian countries generally do not have a well-developed, consolidated body of law governing foreign investment enterprises, and the administration of laws and regulations by government agencies may be subject to considerable discretion and variation and administrative review and approval by various national and local agencies of Asian governments. As a result, in the event of any damage to the Company resulting from the breach of a contract, the failure to fulfill manufacturing commitments, the taking of Company property, or other similar event creating a loss for the Company or interruption of its business, there may not be an adequate avenue of recourse against the parties responsible for such damages.

     MOST FAVORED NATION RISK. Presently, products imported into the United States from Asian countries are subject to favorable duty rates based on the "Most Favored Nation" status of such countries ("MFN Status"). MFN Status is reviewed on an annual basis by the United States President and Congress and was recently renewed for such countries.

     If MFN Status for goods produced in Asian countries was removed, there would be a substantial increase in tariffs imposed on goods of Asian origin entering the United States, including those sold by the Company, which could have a material adverse effect on the supply and cost of products manufactured in such countries, and consequently on the Company's business, financial condition and results of operations. Although the Company produces products in other locations, at the present time, the Company plans to continue its production primarily in Asia.

     CURRENCY RISKS. Although the Company currently effects substantially all of its transactions in United States dollars and approximately 50% of its sales are made in the United States, in those situations in which transactions are in foreign currencies, the Company is exposed to risks such as currency instability, currency exchange losses and the ability to repatriate earnings under existing exchange control laws. The Company does not currently engage in hedging, and no assurance can be given that an effective currency hedging policy could offset these currency risks.

     GOVERNMENT REGULATION. Most of the Company's customers (as well as several state and local authorities) require that the Company's products meet the electrical safety standards of the Underwriters' Laboratories, Inc. Certain of the Company's products sold for use in the United States must be registered with and approved by the United States Federal Communications Commission (the "FCC"). Products sold in Canada must comply with the standards of the Canadian Standards Association. In addition, the Company's products must meet the applicable safety standards imposed by any other countries in which it intends to sell its products. The Company is subject to numerous tariffs, duties, charges and assessments on the import of its products. The Company retains import agencies and expediters to facilitate the import of its products and the payment of these charges and duties. Although these duties and charges have not substantially affected the Company's ability to market its products for delivery in the United States and elsewhere, regulations affecting these charges and duties are subject to change, which could have the effect of increasing the cost of goods imported and sold by the Company. See "Business--Regulation."

     SEASONALITY. The Company generally experiences stronger demand for its products in the quarter ending November 30. Accordingly, to accommodate such increased demand, the Company is generally required to place higher orders with its vendors during the quarter ending August 31, thereby affecting the Company's need for working capital during such period. On a corresponding basis, the Company also is subject to increased returns during the quarters ending February 28 and May 31, which adversely affects the Company's collection activities during such periods, also affecting its liquidity. Operating results may fluctuate due to other factors such as the timing of the introduction of new products, price reductions by the Company and its competitors, demand for the Company's products, product mix, delay, available inventory levels, fluctuation in foreign currency exchange rates relative to the United States dollar, seasonal cost increases and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     RISKS INVOLVED WITH PRODUCT EXPANSION AND EXPANSION INTO UNITED STATES AND OTHER MARKETS. As part of its business strategy, the Company intends to acquire related and complementary businesses and product lines. There can be no assurance that the Company will be able to acquire such businesses and/or product lines or, if acquired, be able to manage the expanded operations effectively. Moreover, failure to implement financial and other systems and to add resources in connection with such acquisitions could have a material adverse impact on the Company's results of operations and financial condition. The Company's acquisitions, if any, could involve a number of risks including the diversion of management's attention to the assimilation of the product lines to be acquired, unforeseen difficulties in the acquired intangible assets and dilution in the ownership interest of stockholders as a result of the issuance of additional Common Stock or shares of preferred stock (the "Preferred Stock") in connection with an acquisition. The Company has no present commitments, understandings or agreements for any acquisitions, and there can be no assurance that any such acquisitions will occur. See "Business--Growth Strategy."

     FREIGHT AND TRANSPORTATION. The Company is dependent on independent freight haulers to ship the Company's products to distribution facilities. The ability of the Company to control its transportation and freight expenses is a significant factor in the Company's gross profit margin. There is no assurance that the Company will be able to maintain acceptable freight and transportation pricing and arrangements. Furthermore, a labor slowdown, strike or other matters beyond management's control may adversely affect the Company's ability to ship its products on a timely basis or at all.

     NO PRIOR PUBLIC MARKET. Prior to this Offering, there has been no public market for the Common Stock. Accordingly, there can be no assurance that an active trading market will develop and be sustained upon the completion of this Offering. The initial public offering price of the Common Stock has been determined by negotiations between the Company and the Representative and does not necessarily bear any relation to the Company's asset value, earnings or other objective criteria. See "Underwriting." The stock market has, from time to time, experienced extreme price and volume fluctuations which often have been unrelated to the operating performance of particular companies. Although it has no obligation to do so, the Representative intends to engage in market-making activities or solicited brokerage activities with respect to the purchase or sale of the Common Stock on the Nasdaq National Market. However, no assurance can be given that the Representative will continue to participate as a market-maker in the securities of the Company or that other broker/dealers will make a market in such securities which may adversely impact the liquidity of the Common Stock. Regulatory developments and economic and other external factors, as well as period-to-period fluctuations in financial results, may also have a significant impact on the market price of the Common Stock.

     IMMEDIATE AND SUBSTANTIAL DILUTION. This Offering involves an immediate and substantial dilution to investors. Purchasers of Shares in the Offering will incur an immediate dilution of $3.54 per Share in the net tangible book value of their investment from the initial public offering price, which dilution amounts to approximately 71% of the initial public offering price per Share. Investors in the Offering will pay $5.00 per Share, as compared to an average cash price of $0.39 per share paid by existing stockholders. See "Dilution."

     BROAD DISCRETION IN APPLICATION OF PROCEEDS; UNSPECIFIED
ACQUISITIONS. Approximately 44% of the net proceeds of this Offering will be applied to working capital and general corporate purposes. Accordingly, management of the Company will have broad discretion over the use of the proceeds. Although the Company may utilize a portion of the net proceeds for potential acquisitions of complementary businesses and of product lines through licensing or other arrangements, as of the date hereof, the Company has not identified any particular acquisition targets. Stockholders of the Company may have no opportunity to approve specified acquisitions or to review the financial condition of any potential target. In addition, although as of the date hereof the Company has no agreements, understandings or commitments and is not engaged in any negotiations relating thereto, the Company may seek to acquire rights to additional proprietary product lines through licensing or other arrangements, and intends to use a portion of the proceeds of this Offering for one or more of such acquisitions in the event opportunities become available on terms acceptable to the Company. Moreover, there can be no assurance that any such acquisition opportunities will become available, that the Company would be successful in acquiring any such rights on favorable terms, or that the Company would be successful in marketing and selling any product lines so acquired by it. See "Use of Proceeds" and "Business--Growth Strategy."

     NEED FOR ADDITIONAL FINANCING. The Company believes that the proceeds of the Offering will, together with revenues from operations, be sufficient to finance the Company's working capital requirements for a period of at least 12 months following the completion of this Offering. However, a part of the Company's strategy is to acquire related and complementary businesses and/or individual product lines, although the Company has not presently identified any specific acquisitions. The Company's ability to make acquisitions may be dependent upon its ability to obtain additional financing. There can be no assurance that additional financing will be available on terms acceptable to the Company, or at all. In the event that the Company is unable to obtain such additional financing as it becomes necessary, the Company may not be able to achieve all of its business plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     SHARES ELIGIBLE FOR FUTURE SALE. Of the 5,198,000 shares of Common Stock of the Company to be outstanding upon completion of this Offering, 3,548,000 shares shall be "restricted securities," which are owned by "affiliates" of the Company, as those terms are defined in Rule 144 promulgated under the Securities Act. Absent registration under the Securities Act, the sale of such shares is subject to Rule 144, as promulgated under the Securities Act. All of the "restricted securities" will be eligible for resale under Rule 144. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year is permitted to sell in a brokerage transaction, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or, if the Common Stock is quoted on The Nasdaq Stock Market or a stock exchange, the average weekly trading volume during the four calendar weeks preceding the sale. Rule 144 also permits a person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years to sell such shares without regard to any of the volume limitations described above. Holders of all of such shares of Common Stock are affiliates of the Company. All of the Company's post-offering stockholders who are affiliates have agreed not to sell or otherwise dispose of any of their shares of Common Stock now owned or issuable upon the exercise of any option for a period of 18 months from the Effective Date, without the prior written consent of JSC. For a period of 24 months from the Effective Date such post-offering stockholders who are affiliates agree that all sales of the Company's Common Stock owned by such affiliates shall be made through JSC in accordance with its customary brokerage policies. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices of the Company's Common Stock prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold under Rule 144 into the public market may adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital in the future through the sale of equity securities. See "Shares Eligible for Future Sale."

     NO DIVIDENDS AND NONE ANTICIPATED. To date, no dividends have been declared or paid on the Common Stock, and the Company does not anticipate declaring or paying any dividends in the foreseeable future, but rather intends to reinvest profits, if any, in its business. Investors should, therefore, be aware that it is unlikely that any dividends will be paid on the Common Stock in the foreseeable future. The Company's line of credit with CIBC prohibits the payment of any dividends without CIBC's consent while there is any; outstanding balance on the line of credit. See "Dividend Policy."

     NASDAQ ELIGIBILITY AND MAINTENANCE REQUIREMENTS; POSSIBLE DELISTING OF COMMON STOCK FROM NASDAQ NATIONAL MARKET SYSTEM. Prior to this Offering, there has been no established public trading market for the Company's Common Stock and there is no assurance that a public trading market for the Company's Common Stock will develop after the completion of this Offering. If a trading market does in fact develop for the Common Stock offered hereby, there can be no assurance that it will be sustained.

     The Company has been approved for listing of the Common Stock on the Nasdaq National Market. The Commission has recently approved new rules imposing criteria for listing of securities on the Nasdaq National Market, including standards for maintenance of such listing. In order to qualify for initial quotation of securities on the Nasdaq National Market, an issuer, among other things, must have at least $6,000,000 in net tangible assets, $8,000,000 in market value of the public float and a minimum bid price of $5.00 per share. For continued listing, an issuer, among other things, must have $4,000,000 in net tangible assets, $5,000,000 in market value of securities in the public float and a minimum bid price of $1.00 per share. If the Company is unable to satisfy the Nasdaq National Market's maintenance criteria in the future, its Common Stock may be delisted from the Nasdaq National Market. In such event, the Company would seek to list its securities on The Nasdaq SmallCap Market, however, if it was unsuccessful, trading, if any, in the Company's Common Stock, would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or the OTC Bulletin Board. As a consequence of such delisting, an investor would likely find it more difficult to dispose of, or to obtain quotations as to, the price of the Company's Common Stock.

     PENNY STOCK REGULATION. In the event that the Company is unable to satisfy the maintenance requirements for the Nasdaq National Market and its Common Stock falls below the minimum bid price of $5.00 per share for the initial quotation, the Company would seek to list its securities on The Nasdaq SmallCap Market. If it was unsuccessful, trading would be conducted on the "pink sheets" or the OTC Bulletin Board. In the absence of the Common Stock being quoted on Nasdaq, or listed on an exchange, trading in the Common Stock would be covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if the Common Stock is a "penny stock." Under such rule, broker-dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

     The Commission adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include an equity security listed on Nasdaq, and an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

     If the Company's Common Stock were to become subject to the regulations applicable to penny stocks, the ability of broker-dealers to sell the Common Stock and the ability of purchasers in this Offering to sell their Common Stock in the secondary market would be limited thereby severely affecting the market liquidity of the Common Stock. There is no assurance that trading in the Common Stock will not be subject to these or other regulations that would adversely affect the market for such securities.

                                    DILUTION

     Dilution represents the difference between the initial public offering price paid by the purchasers in the Offering and the net tangible book value per share immediately after completion of the Offering. Net tangible book value per share represents the amount of the Company's total assets minus the amount of its liabilities and intangible assets divided by the number of shares outstanding. As of May 31, 1998, the net tangible book value of the Company's Common Stock was $1,436,708 or $0.39 per share. Immediately after the Offering, the pro forma net tangible book value as of May 31, 1998 will increase to $7,570,508 or $1.46 per share. Consequently, there will be an immediate increase in net tangible book value of $1.07 per share to the existing stockholders and an immediate substantial dilution (i.e., the difference between the offering price of $5.00 and the pro forma net tangible book value per share after the Offering) of $3.54 or 71% to new investors purchasing the Shares offered hereby.

     The following table illustrates, as of May 31, 1998, this per share dilution:

Public offering price per Share............................             $5.00
Net tangible book value per share before Offering(1).......     0.39
Increase per share attributable to new investors...........     1.07
                                                               -----
Pro forma net tangible book value per share after
  Offering(1)..............................................              1.46
                                                                        -----
Dilution per Share to new investors(1).....................              3.54
                                                                        =====

     The following table summarizes, as of May 31, 1998, the total number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by the existing stockholders and by new investors who purchase shares of Common Stock pursuant to this Offering.

                            SHARES      PERCENTAGE                                    AVERAGE
                          PURCHASED      OF TOTAL      AGGREGATE      % OF TOTAL       PRICE
                             (1)          SHARES     CONSIDERATION   CONSIDERATION   PER SHARE
                         ------------   ----------   -------------   -------------   ---------
Existing
Stockholders...........   3,700,000        71.2%      $1,436,708         16.1%         $0.39
New Investors..........   1,498,000        28.8%      $7,490,000         83.9%         $5.00
                          ---------       ------      ----------        ------
Total..................   5,198,000       100.0%      $8,926,708        100.0%

------------------------------

(1) This information does not include (i) 165,000 shares issuable upon the exercise of the Representatives' Warrants; (ii) 400,000 shares that may be granted under the Plan, 50,000 of which have been granted; or (iii) 247,500 shares available pursuant to the Over-Allotment Option.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of May 31, 1998 and as adjusted to reflect the sale of 1,498,000 Shares offered hereby. The information provided below should be read in conjunction with the other financial information included elsewhere in this Prospectus.

                                                              MAY 31, 1998
                                                        ------------------------
                                                          ACTUAL     AS ADJUSTED
                                                        ----------   -----------
Long-term debt, less current maturities.............    $  241,768   $  241,768
                                                        ----------   ----------
Stockholders' equity:
Common Stock, no par value, 15,000,000 shares
  authorized: 3,700,000 issued and outstanding; and
  5,198,000 issued and outstanding as adjusted(1)...            80    6,133,880
Foreign currency transaction adjustment.............       (94,664)     (94,664)
Retained earnings...................................     1,531,292    1,531,292
                                                        ----------   ----------
Total stockholders' equity..........................     1,436,708    7,570,508
                                                        ----------   ----------
Total capitalization................................     1,678,476    7,812,276
                                                        ==========   ==========

------------------------------

(1) Reflects the issuance of 1,498,000 Shares offered hereby. Assumes no exercise of the Representatives' Warrants or the Over-Allotment Option.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Shares offered by the Company at a public offering price of $5.00 per Share, after deducting underwriting commissions, the financial advisory fee payable to JSC and other offering expenses to be paid by the Company, is estimated to be $6,133,800. The Company expects to apply the net proceeds of the Offering as follows:

                                                              APPROXIMATE   PERCENTAGE OF
                  APPLICATION OF PROCEEDS                       AMOUNT      NET PROCEEDS
                  -----------------------                     -----------   -------------
Acquisition of Inventory....................................  $1,800,000        29.4%
Repayment of Indebtedness(1)................................     900,000        14.7%
Sales and Marketing(2)......................................     400,000         6.5%
Management Information System(3)............................     250,000         4.1%
Relocation of Warehouse and Principal Executive
  Offices(4)................................................     100,000         1.6%
Working Capital and General Corporate Purposes(5)...........   2,683,800        43.7%
                                                              ----------       ------
Total.......................................................  $6,133,800       100.0%

------------------------------

(1) The Company intends to repay a $900,000 loan which it secured from Jacob Herzog's father-in-law, in July 1998 for interim financing. Such loan bears interest at 7.5% and is payable on the earlier of demand or November 30, 1998.

(2) Includes costs associated with hiring a national sales manager, a regional sales manager and opening a sales office in the United States.

(3) Represents the cost to upgrade the Company's current computer system.

(4) Includes moving costs and certain one time capital expenditures to be incurred in preparing its new warehouse space. The Company believes that the rental costs associated with the new warehouse will be commensurate with its current rental costs.

(5) The net proceeds allocated to working capital include funds for general corporate purposes including the financing of the Company's accounts receivable and possible strategic acquisitions. The Company has not currently identified any acquisition candidates.

     The foregoing represents the Company's estimate of the allocation of the net proceeds of the Offering based upon the current status of its operations and anticipated business needs. It is possible, however, that the application of funds will differ considerably from the estimates set forth herein due to changes in the economic climate and/or the Company's planned business operations or unanticipated complications, delays and expenses, as well as any potential acquisitions that the Company may consummate, although no specific acquisition has been identified. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Any reallocation of the net proceeds will be at the discretion of the Board of Directors of the Company.

     Any additional net proceeds realized from the exercise of the Over-Allotment Option (up to approximately $1,076,625) will be added to the Company's working capital.

     Pending application, the net proceeds will be invested principally in short-term certificates of deposit, money market funds or short-term treasury bonds.

     The Company estimates that the net proceeds from this Offering will be sufficient to meet the Company's liquidity and working capital requirements for a period of at least 12 months from the completion of this Offering. In the event that the Company acquires any additional product lines, although no specific acquisition has been identified, such funds will be derived from the funds currently allocated to working capital or from revenues generated from the Company's operations.

                                DIVIDEND POLICY

     The Company has never paid or declared dividends on its Common Stock. The payment of cash dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors. The Company intends, for the foreseeable future, to retain future earnings for use in the Company's business. The Company's line of credit with CIBC prohibits the payment of any dividends without CIBC's consent while there is any outstanding balance on the line of credit.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the preceding Summary Combined Financial Data and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus. This Prospectus contains forward-looking statements regarding the plans and objectives of management for future operations. The forward-looking statements included herein are based on current expectations and assumptions that involve numerous risks and uncertainties. Although management believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

GENERAL

     The Company designs, distributes and markets quality, value-priced consumer electronics products. The Company offers a broad line of telecommunication, audio, video and computer products, including telephones, answering machines, caller ID systems, CD and cassette systems, portable televisions and computer accessories. The Company's products are primarily sold under the brand names "Curtis" and "CTP Worx," as well as private labels. The Company's strategy has been to build a portfolio of diverse consumer electronics products which offers retailers flexible merchandising programs. The Company's products are available in approximately 2,300 stores throughout Canada and 10,000 stores in the United States through approximately 30 retail chains in Canada and the United States.

     Curtis International Ltd. was incorporated in the Province of Ontario on December 12, 1990. The Company subsequently amalgamated (or merged) with Unique Investments Limited and AEG Trading Limited on January 26, 1998 and Worldwide Holdings Limited on May 31, 1998. In both cases, the Company was the surviving entity. The Company's principal executive offices are located at 7 Kodiak Crescent, Downsview, Ontario M3J 3E5 Canada and its telephone number is (416) 626-5553.

RESULTS OF OPERATIONS

     Fiscal Year Ended May 31, 1998 ("Fiscal 1998") Compared to Fiscal Year Ended May 31, 1997 ("Fiscal 1997").

     Sales for Fiscal 1998 were $27,471,613, an 84.2% increase over sales of $14,914,142 for Fiscal 1997. This increase was primarily due to an increase of 428% in sales in the United States and to a lesser degree, a 24.1% increase in sales in Canada. The Company's strategy is to continue to increase sales in the United States, while maintaining and maximizing sales in Canada.

     As a result of the 84.2% increase in sales, cost of sales for Fiscal 1998 were $22,349,967, an 83.6% increase over cost of sales of $12,173,748 for Fiscal 1997.

     Gross profit margin for Fiscal 1998 was 18.6% of net revenues as compared to 18.4% in Fiscal 1997. The Company's increased purchasing power which resulted in slightly lower per item costs was largely offset by lower prices charged to customers who purchased items in large quantities. The Company expects that its increased buying power and broadened customer base will lead to a slight increase in gross profit in the coming periods.

     As a result of the Company's increased marketing efforts and certain one-time charges, expenses increased from $2,617,015 in Fiscal 1997 to $3,654,299 in Fiscal 1998. Selling expenses increased by $610,928 (93.3%) in Fiscal 1998 over Fiscal 1997 as a result of increased sales efforts particularly in the United States. These expenses include salaries and commissions, delivery charges and advertising costs. The Company expects to further increase its marketing efforts in the United States, but expects increased sales to offset such costs. As a percentage of sales, selling expenses remained relatively stable at approximately 4% of sales. Administrative expenses of $1,758,313 were $27,721 higher than in Fiscal 1997. However, as a percentage of sales, administrative expenses were significantly reduced (from 11.6% to 6.4%), as a result of relatively stable expenses coupled with the Company's sales growth. The Company believes that it can continue to increase sales with only a minor increase in administrative expenses. Financial expenses rose from $231,445 to $474,154, a 105% increase which was the result of higher interest expense, from $161,041 to $329,922 as a result of increased borrowing to sustain the Company's growth and an increase of $73,828 in the Company's reserve for bad debts. Management believes that the proceeds of the Offering will allow the Company to increase sales without increasing borrowing expenses like the Company has historically incurred in order to fund its growth. In Fiscal 1998, the Company also incurred a one-time lease cancellation fee of $155,926.

     Earnings before income taxes ("EBIT") increased $1,343,968 to $1,467,347 (1,089%) for Fiscal 1998 versus Fiscal 1997. As a percentage of sales, EBIT for Fiscal 1998 was 5.3% compared to .9% in Fiscal 1997. As a result of the Company's increased income, the provision for income taxes increased from $30,378 to $602,442. Net income increased from $93,001 for Fiscal 1997 to $864,905 for Fiscal 1998. This increase in net income is directly a result of continued sales growth with stable administrative costs, which more than offset the increase in selling expenses. Management believes, although there can be no assurance, that the Company can continue this trend in the future.

    Fiscal 1997 Compared to Fiscal Year Ended May 31, 1996 ("Fiscal 1996").

     Sales for Fiscal 1997 were $14,914,142, a 2.0% increase over the prior year sales of $14,627,378. Sales in the United States increased by $960,952 (76.5%) as a result of increased sales efforts during the later part of Fiscal 1997. This increase offset slightly lower sales in Canada.

     Gross profit for Fiscal 1997 was 18.5% of sales, compared to 18.6% in the prior year.

     Expenses increased from $2,580,774 in Fiscal 1996 to $2,617,015 in Fiscal 1997. The primary difference in expenses was an increase of $416,615 (31.7%) in administrative expenses which resulted from an increase in management fees and bonus of $321,485 and an increase in insurance expenses of $52,478. These increases in administrative expenses were partially offset by a decrease in selling expenses of $246,242 which was a result of a decrease of $283,305 in advertising, rebate and promotional expenses. Financial expense decreased by $134,132 in Fiscal 1997, from $365,577 to $231,445. This change was a result of the reduction in reserves for bad debts from $257,427 to $70,404 which were only partially offset by a $52,891 increase in interest and bank charges.

     Net income decreased $7,346 in Fiscal 1997, from $100,347 to $93,001. In addition, income was fairly constant as a percentage of net sales.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded its operations from cash flow, its credit line with Canadian Imperial Bank of Commerce ("CIBC") and advances from affiliates. The line of credit bears interest at .50% plus prime, has a limit of $8,250,000 and is personally guaranteed by the Company's President and Chairman and affiliated companies. The line of credit is secured by a first lien on substantially all of the Company's assets. The terms of its line of credit allow CIBC to demand payment in full of the outstanding balance at any time upon thirty (30) days written notice. In addition, an affiliated company has agreed to a postponement of the Company's indebtedness to it until the amount due under the line of credit is paid. Moreover, CIBC is the beneficiary of the key man life insurance policies maintained by the Company on the lives of Aaron Herzog and Jacob Herzog. As of May 31, 1998, the line of credit had an outstanding balance of $5,063,819. The $5,063,819 represents the actual bank indebtedness ($8,465,000) less the cash balance maintained in the bank ($3,401,181). The Company's executive officers, either directly or through their affiliated corporations, loaned the Company an aggregate of $725,303 in order to finance the Company's expansion. These loans were memorialized into notes which bear interest at 8% and are repayable quarterly over the 18 months following the Offering, provided the Company is profitable on a post tax basis during each quarter and CIBC gives its consent to such repayment. In July 1998, the Company received a $900,000 loan from Jacob Herzog's father-in-law, which loan bears interest at 7.5% and is due on the earlier of demand or November 30, 1998. The Company used the proceeds of the loan for working capital. The Company intends to repay the loan out of the net proceeds of the Offering. See "Use of Proceeds" and "Certain Transactions."

     The Company's cash flow is affected by a number of factors. During Fiscal 1998, the Company experienced a significant increase in its business which has resulted in a strain on its cash flow. While net income increased from $93,001 for Fiscal 1997 to $864,905 for Fiscal 1998, the Company's accounts receivable rose from $1,813,898 to $4,084,729 and inventory increased by $4,512,244. The Company used $4,986,191 in its operating activities as compared to generating $1,051,798 for Fiscal 1997. As a result of the Company's increased business, the Company's bank indebtedness increased by $7,183,701 for Fiscal 1998. The Company had cash on hand of $3,401,181 at May 31, 1998, as compared to $1,251,542 at May 31, 1997. The Company had current assets of $13,423,318 at May 31, 1998, compared to $4,427,555 at May 31, 1997. The Company had current liabilities of $12,006,896 at May 31, 1998, as compared to current liabilities of $3,167,002 at May 31, 1997.

     The Company will receive net proceeds from this Offering of approximately $6,133,800. The Company believes that the net proceeds of the Offering, coupled with income from operations, will fulfill the Company's working capital needs for at least the next 12 months. There can be no assurance that the Company will realize cash flow from operations or that such cash flow will be sufficient, in which case the Company may require additional financing. In addition, the Company may seek to acquire rights to additional proprietary product lines through licensing or other arrangements or make acquisitions of other companies. Thus, the Company may seek to raise funds through subsequent equity or debt financings, or through other sources. No assurances can be given that additional funds will be available to the Company to finance its development. Moreover, the line of credit places restrictions on the Company's ability to obtain financing through the issuance of additional debt. Additional financings may result in dilution to existing stockholders. If funds are needed but are not available in adequate amounts from additional financing sources or from operations, the Company's business may be adversely affected. See "Use of Proceeds."

YEAR 2000 PREPARATION

     Many computer systems and software products worldwide and throughout all industries will not function properly as the year 2000 approaches unless changed, due to a once-common programming standard that represents years using two-digits. This is the "Year 2000 problem" that has received considerable media coverage. The Company is in the process of upgrading its management information systems. As part of this program, the Company will identify those systems and applications that require modification, redevelopment or replacement. The Company expects to be Year 2000 compliant by December 31, 1998 with respect to its internal systems. Management of the Company does not believe that failure of the Company's vendors or other third-party providers' systems to be Year 2000 compliant will have a material adverse effect upon the Company.

                                    BUSINESS

SUMMARY

     Curtis International Ltd. designs, distributes and markets quality, value-priced consumer electronics products. The Company offers a broad line of telecommunication, audio, video and computer products including, telephones, answering machines, caller ID systems, CD and cassette systems, portable televisions and computer accessories. The Company's products are primarily sold under the brand names "Curtis" and "CTP Worx," as well as private labels. The Company's strategy has been to build a portfolio of diverse consumer electronics products which offers retailers flexible merchandising programs. The Company's products are available in approximately 2,300 stores throughout Canada and 10,000 stores in the United States through approximately 30 retail chains in Canada and the United States. All of the Company's products are manufactured by independent manufacturers.

     The Company's customers include mass merchandisers such as Wal-Mart (Canada), Ames, Bradlees, Dollar General and Bi-Way Stores; drug store chains such as Rite-Aid, London Drugs, Thrifty Payless, Jean Coutu and Ker Drugs; specialty marketers such as QVC, the Home Shopping Network and Amway; consumer electronic retailers such as Future Shop, Fry's and ABC Warehouse; and appliance and department stores such as Boscov and Fedco. The Company has operated profitably and has recently undergone a period of rapid sales growth. In Fiscal 1998, the Company's sales increased by $12,557,471, or 84.2%, to $27,471,613 from $14,914,142 in Fiscal 1997. The Company only entered the United States market in 1996 and has since opened accounts with approximately 20 retail chains in the United States. The Company's sales in the United States were $11,716,935 in Fiscal 1998 as compared to $2,217,058 in Fiscal 1997, an increase of 428%. The Company believes there is an opportunity to significantly increase its business in the United States through both its current customers and potential new customers.

THE CONSUMER ELECTRONICS INDUSTRY

     The consumer electronics industry is large and diverse, encompassing a wide variety of technologies and products, including televisions, VCRs, audio systems, CD players, cassette players and telephones. The Consumer Electronics Manufacturers Association ("CEMA") estimates that total factory sales of consumer electronics products in 1997 were approximately $72 billion, an increase of 4.0% from 1996. CEMA estimates that factory sales will grow to approximately $92 billion by the year 2001, an increase of 115% in ten years, and believes that the consumer electronics industry is one of the fastest growing sectors of the United States economy. It is estimated that in 1998 the average United States household will spend $825 on consumer electronics products.

GROWTH STRATEGY

     The Company plans to establish itself as a leading supplier of quality, value-priced consumer electronics products. The Company believes that its broad portfolio of products, superior design capabilities, flexible and low-cost sourcing and superior service offered both prior to and after-sale provide it with distinct competitive advantages. The Company plans to continue to grow its business using a strategy comprised of the following principal elements:

     - CONTINUE TO OFFER VALUE-PRICED, QUALITY PRODUCTS. The Company designs and markets products which are value-priced, yet fill a market void through their design and up-to-date style. The Company's packaging further distinguishes its products in the marketplace from those of its competitors. In addition to increasing its product offering (as described below), the Company plans to continue to offer its customers quality products at competitive prices.

     - EXPAND CUSTOMER BASE. The Company believes that it has significant opportunities to expand its customer base both in Canada and the United States. The Company intends to use its existing relationships in Canada with retailers such as Wal-Mart, Staples and Toys "R" Us, to penetrate the United States market in such retailers' stores. The Company recently shipped its first order to Wal-Mart (Canada) and intends to use the relationship to move into Wal-Mart stores in the United States. In addition, the Company continually seeks to expand its distribution channels through various means. For example, the Company recently sold to the Home Shopping Network its personal televisions as part of a special promotion. The Home Shopping Network is planning additional promotions of certain of the Company's products in the Fall of 1998. In addition, the Company will attempt to enter selected international markets in Mexico, South America and Central America in the year 2000. Management believes there are significant opportunities in such markets. To date, the Company has not entered such markets due to limited financial and human resources. With the increased growth of the middle class in such countries, the Company believes that there are significant opportunities in such markets. To gain entrance in such markets, the Company intends to hire additional sales representatives to focus on such markets and to utilize its contacts with existing customers who already have a presence in such areas.

     - INCREASE PENETRATION AND SALES TO EXISTING UNITED STATES CUSTOMERS. In the short period in which the Company has focused significant marketing efforts in the United States, it has established relationships with several major retailers. The Company plans to focus its efforts on broadening its product selection being sold by these retailers and substantially increasing the dollar volume of sales to these existing customers.

     - ACQUIRE AND LICENSE ADDITIONAL PRODUCTS. Discount retail chains and mass merchants limit the number of vendors with which they deal, preferring to deal with a limited number of vendors with a wide range of products. However, the Company has an extensive line of products and strives to fill substantially all of its customers' electronic requirements. The Company believes that there are a number of companies which have a superior niche type product, but have a limited line of customer electronics products, which makes it difficult to sell their product to mass merchants and discount chain stores because of their reluctance to deal with a supplier with a limited number of products. By entering into arrangements with or acquiring these small companies, the Company can add to its already wide selection of consumer electronic products.

     - DEVELOP STRATEGIC ALLIANCES. The Company intends to develop strategic alliances with large discount chain stores and mass merchants. Management believes that many retailers whose primary business is not consumer electronics look for a strategic alliance with a vendor who has the experience, customer service and product selection to create a successful consumer electronics program in their stores. Development of strategic alliances whereby the Company provides these services in exchange for commitments to stock and sell the Company's products will assist the Company in the establishment of long-term relationships with such discount chain stores and mass merchants.

PRODUCTS

     The Company designs, distributes and markets quality value-priced consumer electronics products, including telephones, audio equipment, personal televisions, radios and computer accessories, to a wide variety of customers. The Company currently offers over 150 models of consumer electronic products. The Company's core business currently consists of the following consumer electronic products:


TVS                                                HOME AND PORTABLE AUDIO PRODUCTS
- Portable black and white TVs                     - Home audio systems with single CD player
- Portable combination TV/Audio products           - Home audio systems with CD changer systems
                                                   - Portable AM/FM cassette systems
TELEPHONE PRODUCTS                                 - Portable CD systems with detachable
- Corded and cordless telephones                   speakers
- "Feature" telephones                             - Portable CD stereo systems
- Answering machines                               - Portable CD changer stereo systems
- Combination telephone/answering machines         - Personal CD players
- Telephone clock radios                           - Personal cassette players
- Caller ID systems
                                                   - Personal sports electronics products
COMPUTER ACCESSORIES                               designed for use when exercising or
- Ergonomically designed keyboards                   traveling
- Mouse attachments                                - Portable radios
                                                   - Electronic clock radios
                                                   - Electronic clock radios with CD players
                                                   - Electronic clock radios with cassette
                                                   players
                                                   - Hand-held micro cassette recorders

PRODUCT DESIGN AND DEVELOPMENT

     Value-priced consumer electronic products typically do not have unique or innovative technical features. Competition in this segment is therefore more dependent on product design, visual appeal and price. As such, the Company recognizes that superior product design provides an important competitive advantage. The Company believes that the superior design and style of its products distinguish them from those of its competitors in the value-priced category and help drive consumer purchasing decisions.

     Management believes that the enhancement and extension of the Company's existing products and the development of new product categories have contributed significantly to the Company's growth to date and are necessary for the Company's continued success and growth. The Company's product design and engineering team, along with its outside graphic and design artists, evaluate new ideas and seek to develop new products and improvements to existing products to satisfy industry requirements and changing consumer preferences. The Company selects design and manufacturing specifications that adapt and implement available technology features to satisfy its customers' requirements for quality, product mix and pricing. Company employees work closely with both retailers and suppliers to identify trends in consumer preferences and to generate new product ideas.

     In addition, the Company highlights the design and style features of its products with detailed descriptions and illustrations on packaging, which the Company believes further distinguishes its products from those of its competitors. The Company believes that this packaging strategy makes its products more attractive to consumers and facilitates an understanding of the product features in retail locations where salespersons may not be available to provide detailed explanations and demonstrations.

SALES AND DISTRIBUTION

     The Company sells its products in Canada and the United States to mass merchandisers such as Wal-Mart (Canada), Ames and Bradlees; drug store chains such as Rite-Aid and London Drugs; and specialty marketers such as QVC and the Home Shopping Network. The Company does not have long-term contracts with any of its customers, but rather receives orders on an ongoing basis. Products imported by the Company are shipped by ocean freight and stored in the Company's warehouse or contracted public warehouse facilities, for shipment to customers. All merchandise received by the Company is automatically updated into the Company's inventory system.

     The Company has implemented an integrated system to coordinate purchasing, sales and distribution segments of its operations. The Company is equipped to receive orders from its major accounts electronically or by the conventional modes of facsimile, telephone or mail. The Company is in the process of upgrading its management information system ("MIS"), which management believes will increase the efficiency of the Company's distribution efforts. The Company's new MIS will allow the Company to track its customers inventory levels and help its customers identify their more popular and profitable items. This added service will allow the Company to take a more active role in its customers' electronics business and will help them maintain sufficient inventory levels. See "Use of Proceeds."

     The Company also makes available to its customers a direct import program, pursuant to which products are imported directly by the Company's customers. To date, sales in such manner have been limited. Sales under such plan are made at a reduced cost but also result in savings to the Company. These savings result from the customer opening its line of credit directly to the manufacturer, allowing the manufacturer to ship the goods directly to the customer. Under such arrangement the Company does not incur any interest cost under its line of credit or for any shipping costs.

MARKETING

     The Company's strategy is to initially gain entrance to new accounts with one or two of its products, and thereafter develop such account. The Company's goal is to ultimately become its customers' primary consumer electronics supplier.

     The Company does not undertake any direct advertising. However, the Company's retail customers place advertisements that generally promote the Company's brand names in newspapers and other publications, catalogs, flyers and by displaying point-of-purchase advertising. Under such co-op advertising arrangements, the Company generally pays the customer a small percentage of sales by the retailer of the Company's products featured in such advertising. The Company markets its products to retailers at trade shows, including the Consumer Electronics Show held in Las Vegas, Nevada in January of each year.

     Aaron Herzog, the Company's President, has established significant contacts and is directly responsible for handling the accounts of the Company's primary customers. The Company intends to utilize a portion of the Offering proceeds to retain additional in-house sales personnel who can expand upon Mr. Herzog's existing relationships.

     A portion of the Company's sales are made through independent sales representatives, which receive sales commissions and work closely with Company sales personnel. The Company has 11 independent sales representatives based in Canada and the United States. The outside sales representatives also sell, in addition to the Company's products, allied, but generally non-competitive products. In most instances, either party may terminate a sales representative relationship on 30 days prior notice in accordance with customary industry practice.

MANUFACTURING

     The Company is responsible for the final design and specifications of all of its products. Actual assembly is performed by one of its independent manufacturers in accordance with specifications mandated by the Company.

     During Fiscal 1998 and Fiscal 1997, the Company's three largest independent manufacturers, which are located in China, supplied approximately 17.0% of the Company's total products. The Company changes suppliers from time to time as market conditions require. Substantially all of these suppliers assemble products with components that they purchase from third parties who manufacture these types of components. The Company has no agreement with the component suppliers. The Company believes that this is the standard method of operating and contracting for the manufacture of products in the consumer electronics industry. During production, the Company's employees coordinate with the independent manufacturers' facilities to monitor and facilitate timely manufacture and delivery of products produced to the Company's specifications.

     The Company considers its relationships with its independent manufacturers and component suppliers to be good and believes that, absent extreme circumstances affecting the supply of materials or the demand on manufacturing time, the supply of products will be available when needed. The Company does not maintain long-term purchase contracts with manufacturers and operates principally on a purchase order basis. The Company believes that it is not currently dependent on any single manufacturer for any of its products, and that the loss of any one manufacturer would not have a long-term material adverse effect on the Company because other independent manufacturers with which the Company does business would be able to increase production to fulfill the Company's requirements. However, the loss of a significant supplier could, in the short-term, materially and adversely affect the Company's business until alternative supply arrangements could be secured. See "Risk Factors--Dependence on Third Party Manufacturers and Suppliers."

QUALITY CONTROL

     The Company employs a quality control inspector who inspects the Company's products before each shipment is sent from its manufacturers to ensure that such products meet both the Company's quality standards and industry standards. Additionally, the Company's quality control team does a second quality control inspection when its products arrive in either the United States or Canada. If the Company's quality control team feels that the tested products do not meet both the Company's standards and industry standards, such products are not accepted by the Company for shipment to its customers and are returned to the manufacturer, without any expense to the Company.

PRODUCT RETURNS AND WARRANTY CLAIMS

     The Company offers its customers limited warranties comparable to those offered to retailers by its competitors and accepts returns from its customers in accordance with customary industry practices, on most of its products. If a low priced item is returned, the Company generally does not repair the item, but will generally return it to the manufacturer for either credit or exchange. Higher priced items returned to the Company are generally repaired with parts supplied by the manufacturer. The Company generally has the ability to return all defective products to the manufacturer for either credit or exchange.

BACKLOG

     From time-to-time, the Company has substantial orders from customers on hand. Management believes, however, that backlog is not a significant factor in its operations. As of August 6, 1998, the Company had a backlog of approximately $6,800,000. Backlog consists of purchase orders and commitments which are to be filled within the next two months. However, since orders and commitments may be rescheduled or canceled, management believes that backlog is an inconclusive indicator of future financial performance. Notwithstanding the foregoing, the ability of management to correctly anticipate and provide for inventory requirements is essential to the successful operation of the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

TRADEMARKS

     The Company has trademarked the names "Curtis" and "CTP Worx" in Canada and has applied for such trademarks in the United States and other countries. The Company intends to renew all such trademarks before their expiration. The Company does not consider the "Curtis" and "CTP Worx" trademarks to be of material importance to its business.

REGULATION

     Most of the Company's customers (as well as several state and local authorities) require that the Company's products meet the electrical safety standards of the Underwriters Laboratories, Inc. The Company ensures that all of its products sold in Canada and the United States which require electrical safety approval are registered with either the Underwriters Laboratories, Inc., Canadian Standards Association or Warnock Hersey. Certain of the Company's products sold for use in the United States must be registered with and approved by the FCC. Products sold in Canada must comply with the standards of the Canadian Standards Association. The Company has not experienced difficulty in satisfying such standards.

COMPETITION

     The consumer electronics industry is extremely competitive and is dominated by large well-capitalized companies. The Company competes with the entire electronics industry for consumer dollars, shelf space and promotional displays for products and sales support. The Company's competitors may not rely on external financing or relationships with independent manufacturers to the same extent as the Company. Furthermore, the Company's competitors may have cost advantages depending on labor costs, currency exchange rates and other factors in the countries where their manufacturing operations take place, relative to the countries where the Company's products are manufactured. The Company has adopted a marketing strategy that targets the value-priced segment of the consumer electronics market, which is particularly price sensitive. There is competition among a number of brands in this market, including Emerson, Newtech and GPX, as well as foreign-based manufacturers and distributors. In addition, although General Electric, Sony, Aiwa and Panasonic brand products are not currently emphasized in the value-priced segment of the market, they do compete with the Company's products for consumer dollars, shelf space and sales support. To the extent that these brands compete directly with the Company's brands on the basis of price, or their product prices were otherwise reduced, the Company's ability to market and sell competitive products could be severely affected, which would have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

     As of July 31, 1998, the Company employs 37 persons, which include two senior executives, four administrative personnel, 17 support staff, and 14 full-time non-unionized hourly laborers. One of the Company's employees is located in Asia. The Company believes that its relationships with its employees are good. The Company is not party to any collective bargaining agreement, nor is the Company aware of any effort to organize employees of the Company into any union or similar organization.

PROPERTIES

     The Company leases the following premises:

                                                                                           CURRENT
    LOCATION                     ADDRESS                EXPIRATION DATE    SQUARE FEET   ANNUAL RENT
    --------       -----------------------------------  ----------------   -----------   -----------
Toronto, Ontario   7 Kodiak Crescent (Principal         March 31, 1999       38,500      Cdn$148,225
                   Executive Offices and Warehouse)
Toronto,           300 Steeprock Drive (Warehouse)      April 30, 1999       20,000      Cdn$110,000
  Ontario.......
Montreal, Quebec   8170 Montview (Sales and Marketing)  October 31, 1998      2,500      Cdn$ 20,375

     All of the premises the Company presently occupies are leased. Management believes its current facilities are adequate and suitable for its present business, but is seeking larger space to consolidate its warehouses and principal executive office into one facility in Toronto, Canada, to facilitate its expected growth. Although no facility has yet been identified, the Company intends to use a portion of the net proceeds of this Offering to pay the expenses associated with such relocation. See "Use of Proceeds."

     The Company also receives shipment of its products from its manufacturers at 100 Sonwil Drive, Buffalo, New York, an independently operated distribution center which ships the Company's products to certain of the Company's customers. The Company does not lease or own such facility but rather pays a usage charge for each case of product shipped to such location. The Company owns a condominium in Florida which it is actively seeking to sell. Management anticipates selling the condominium within 90 days from the date of this Prospectus, although there can be no assurance thereof.

LEGAL PROCEEDINGS

     The Company is not involved in any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the Directors and Executive Officers of the Company:

NAME                                         AGE                       POSITION
----                                         ---                       --------
Aaron Herzog.............................    37     President, Chief Executive Officer and Director
Jacob Herzog.............................    46     Chairman, Treasurer, Secretary and Director
Louis Drazin.............................    62     Director
David Ben David..........................    36     Director

     Set forth below is a biographical description of each director and executive officer of the Company based on information supplied by each of them.

     AARON HERZOG is a co-founder of Curtis International Ltd., and has served as the Company's President, Chief Executive Officer and Director since its formation in 1990. Mr. Herzog also acts as sales director of the Company. Mr. Herzog earned a degree in Management from McGill University in 1981.

     JACOB HERZOG is a co-founder of Curtis International Ltd., and has served as the Company's Chairman, Treasurer, Secretary and Director since its formation in 1990. Mr. Herzog has been in the consumer electronics business since the early 1970's.

     LOUIS DRAZIN has been a Director of the Company since August 1998. From 1961 - present, Mr. Drazin has been a Senior Partner at Drazin, Ouaknine & Friedman, Notaries. From 1990 - present he has been a senior executive at Shutam Canada Inc., a real estate acquisition, investment and development company. Mr. Drazin graduated from McGill University in 1957 with a B.A. with honors in economics and political science. Mr. Drazin earned a Bachelor of Civil Law from McGill University in 1960.

     DAVID BEN DAVID has been a Director of the Company since August 1998. From July 1990 - June 1997, Mr. David served as Vice President and Chief Financial Officer of NSI Communications, Inc. From June 1997 - present, Mr. David has served as President and Chief Operating Officer of NSI Communications, Inc. NSI Communications, Inc. is a manufacturer of communications products. Mr. David earned a B.A. in Economics in 1983 from Bar Ilan University in Israel, an M.B.A. in 1987 from McGill University and a Public Accountant degree in 1989 from McGill University.

     Aaron Herzog and Jacob Herzog are brothers. There are no other family relationships among the Company's directors and executive officers.

     The term of office of each Director is until the next annual meeting of stockholders and until a successor is elected and qualified or until the Director's earlier death, resignation or removal from office. Executive officers hold office until their successors are chosen and qualified, subject to earlier removal by the Board of Directors.

     For the period of five years after the Effective Date, the Representative shall have the right to designate a nominee to the Company's Board of Directors. See "Underwriting."

     Following the Offering, the Company intends to retain a Chief Financial Officer with public company experience and a Vice President of Marketing. The Company is actively seeking to fill such positions.

COMMITTEES OF THE BOARD

     The Company's Board of Directors will have an Audit Committee, comprised of Jacob Herzog, Louis Drazin and David Ben David, and a Compensation Committee, comprised of Aaron Herzog, Louis Drazin and David Ben David.

COMPENSATION OF DIRECTORS

     The Company has not paid compensation to any director for acting in such capacity. The Company is currently reviewing its policy on compensation of outside directors and may pay outside directors in the future.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation paid by the Company during each of the last three fiscal years to the Company's Chief Executive Officer and to each of the Company's executive officers who earned in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                         ANNUAL COMPENSATION
                                                                         -------------------
                                                                                     OTHER ANNUAL
NAME AND PRINCIPAL POSITION                                YEAR   SALARY    BONUS   COMPENSATION(1)
---------------------------                                ----   ------    -----   ---------------
Aaron Herzog(2), President,..............................  1998   $28,000    $0        $177,192
  Chief Executive Officer................................  1997    28,000     0         213,962
  and Director...........................................  1996    30,000     0          53,220
Jacob Herzog(3), Chairman,...............................  1998   $34,000    $0        $177,192
  Treasurer, Secretary and...............................  1997    33,000     0         213,963
  Director...............................................  1996    36,000     0          53,220

------------------------------

(1) Represents compensation paid to corporations (AEG Trading Limited and Worldwide Holdings Limited) controlled by such persons solely for providing the full time services of Messrs. Aaron and Jacob Herzog. See "Certain Transactions."

(2) In addition, Aaron Herzog's wife received annual compensation of $35,000 in each of the years 1996, 1997 and 1998 in her capacity as an administrative assistant at the Company.

(3) In addition, Jacob Herzog's wife received annual compensation of $35,000 in each of the years 1996, 1997 and 1998 in her capacity as an administrative assistant at the Company.

EMPLOYMENT AGREEMENTS

     Effective June 1, 1998, the Company entered into two year employment agreements with each of Aaron Herzog and Jacob Herzog. Such employment agreements provide for annual salaries of $175,000 with an annual bonus of $25,000 if the Company achieves gross revenues of $32,430,000 and $1,657,000 in net income for the year ended May 31, 1999 and gross revenues of $45,120,000 and $2,354,000 in net income for the year ended May 31, 2000. In addition, each is entitled to a $1,000 per month car allowance.

STOCK OPTION PLAN

     The Plan will be administered by the compensation committee or the Board of Directors, who determine among other things, those individuals who shall receive options, the time period during which the options may be partially or fully exercised, the number of shares of Common Stock issuable upon the exercise of the options and the option exercise price.

     The Plan is effective for a period for ten years, expiring in 2008. Options may be granted to officers, directors, consultants, key employees, advisors and similar parties who provide their skills and expertise to the Company. The Plan is designed to enable management to attract and retain qualified and competent directors, employees, consultants and independent contractors. Options granted under the Plan may be exercisable for up to ten years, require a minimum two year vesting period, and shall be at an exercise price all as determined by the Board. Options are non-transferable except by the laws of descent and distribution or a change in control of the Company, as defined in the Plan, and are exercisable only by the participant during his or her lifetime. Change in control includes (i) the sale of substantially all of the assets of the Company and merger or consolidation with another Company, or (ii) a majority of the Board changes other than by election by the stockholders pursuant to Board solicitation or by vacancies filled by the Board caused by death or resignation of such person.

     If a participant ceases affiliation with the Company by reason of death, permanent disability or retirement at or after age 70, the option remains exercisable for one year from such occurrence but not beyond the option's expiration date. Other types of termination allow the participant three months to exercise, except for termination for cause which results in immediate termination of the option.

     The exercise price of an option may not be less than the fair market value per share of Common Stock on the date that the option is granted in order to receive certain tax benefits under the Income Tax Act of Canada (the "ITA"). The ITA requires that the exercise price of all future options will be at least 85% of the fair market value of the Common Stock on the date of grant of the options. A benefit equal to the amount by which the fair market value of the shares at the time the employee acquires them exceeds the total of the amount paid for the shares or the amount paid for the right to acquire the shares shall be deemed to be received by the employee in the year the shares are acquired pursuant to paragraph 7(1) of the ITA. Where the exercise price of the option is equal to the fair market value of the shares at the time the option is granted, paragraph 110(1)(d) of the ITA allows a deduction from income equal to one quarter of the benefit as calculated above. If the exercise price of the option is less than the fair market value at the time it is granted, no deduction under paragraph 110(1)(d) is permitted. Options granted to any non-employees, whether directors or consultants or otherwise will confer a tax benefit in contemplation of the person becoming a stockholder pursuant to subsection 15(1) of the ITA. The Company, however, has agreed not to grant any options under the Plan at less than 100% of the fair market value of the Common Stock. Additionally, the Company has agreed to limit the amount of options granted pursuant to the Plan to Aaron Herzog and Jacob Herzog to an aggregate of 100,000 options, 50,000 of which options have been granted and vest over a two-year period but are not exercisable for at least six months after the Effective Date. The options are exercisable at $5.00 per share.

     Options may not be transferred by an optionee other than by will or the laws of descent and distribution, and, during the lifetime of an optionee, the option will be exercisable only the optionee.

     Options under the Plan must be issued within ten years from the effective date of the Plan.

     Any unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the Plan.

     The Plan may be terminated or amended at any time by the Board of Directors, except that the number of shares of Common Stock reserved for issuance upon the exercise of options granted under the Plan may not be increased without the consent of the stockholders of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information, as of the date hereof, and as adjusted to give effect to the Offering and the transactions contemplated thereby, with respect to the beneficial ownership of the Common Stock by (i) each person known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each executive officer and director of the Company and (iii) all executive officers and directors of the Company as a group:

                                                                                      PERCENTAGE
                                                                                  BENEFICIALLY OWNED
                                                          NUMBER OF SHARES OF    --------------------
                  NAME AND ADDRESS OF                        COMMON STOCK         BEFORE      AFTER
                  BENEFICIAL OWNER(1)                     BENEFICIALLY OWNED     OFFERING    OFFERING
                  -------------------                     -------------------    --------    --------
Aaron Herzog(2)(5)......................................       1,774,000          47.9%       34.1%
Jacob Herzog(3)(5)......................................       1,774,000          47.9%       34.1%
Ranch Limited(4)........................................         152,000           4.1%        0.0%
Louis Drazin............................................               0             --          --
David Ben David.........................................               0             --          --
All Executive Officers and Directors as a Group (4
  persons)..............................................       3,548,000          95.8%       68.2%

------------------------------

(1) Unless otherwise indicated, the address is c/o Curtis International Ltd, 7 Kodiak Crescent, Downsview, Ontario M3J 3E5.

(2) Consists of 1,689,208 shares of Common Stock owned directly by Aaron Herzog and 84,792 shares of Common Stock owned by the A&E Herzog Family Trust of which Aaron Herzog and Evelyn Fisher Herzog are the Trustees.

(3) Consists of 1,663,882 shares of Common Stock owned by Jacob Herzog and 110,118 shares of Common Stock owned by the Herzog Family Trust of which Jacob Herzog, Beatrice Herzog and Aaron Grubner are the Trustees.

(4) The beneficial owner of Ranch Limited, the Selling Stockholder, is Tzvi Ralbag, the son-in-law of Jacob Herzog, and is not an employee of the Company. Ranch Limited will sell 152,000 shares of its Common Stock in this Offering, which represents all of the shares of Common Stock owned by Ranch Limited.

(5) Aaron and Jacob Herzog are parties to a voting trust agreement which provides that they will vote their shares together.

                              CERTAIN TRANSACTIONS

     Aaron Herzog and Jacob Herzog advanced monies to the Company, which advances are evidenced by promissory notes which are non-interest bearing to May 31, 1998. Had such advances been valued at the current value of cash flows at the Company's current rate of borrowing, the advances would have been valued at $725,303 in 1998, $832,295 in 1997 and $761,575 in 1996. As of June 1, 1998 the
advances bear interest at the rate of 8% per annum and are repayable in six quarterly installments in the 18 month period after the Offering. The repayment of such loans on a quarterly basis is contingent on the Company reporting profitability for such quarter on a post-tax basis and the Company obtaining the consent of CIBC to such repayment. The loans were utilized for working capital to fund the Company's expansion.

     During Fiscal 1998, Fiscal 1997 and Fiscal 1996, the Company paid an aggregate of $354,384, $427,925 and $106,440, respectively, to companies controlled by Aaron Herzog and Jacob Herzog. These fees were in consideration solely for such companies providing the Company with the services of Messrs. Aaron and Jacob Herzog. See "Management--Executive Compensation."

     During 1996 and 1997, the Company occupied office and warehouse space which was owned by Worldwide Holdings Limited ("Worldwide"), a company owned by Jacob Herzog. The Company paid rent of $102,767 during 1996, $102,587 during 1997 and $8,548 for the month of January 1998, to Worldwide. Additionally, the Company guaranteed the mortgage payments due from Worldwide to a mortgage corporation in the principal amount of $1,305,000. The guarantee was also secured by the issue of a collateral debenture containing a fixed charge and a floating charge on the assets of the Company. On January 30, 1998, Worldwide sold the office and warehouse space to an independent third party. The Company paid Worldwide a lease cancellation fee of $155,926. Thus, Worldwide no longer acts as landlord to the Company. In addition, on May 31, 1998, Worldwide was amalgamated with and into the Company.

     The Company has secured a line of credit facility with Canadian Imperial Bank of Commerce bank, which bears interest at the bank's prime lending rate plus 0.50% per annum. As security, the Company has provided a general assignment of accounts receivable, a general security agreement and an assignment of fire insurance on the business assets, with personal guarantees by Aaron Herzog and Jacob Herzog and companies they control. The Company's line of credit extends to $8,250,000.

     In July 1998, Jacob Herzog's father-in-law loaned the Company $900,000 at 7.5% per annum. Such loan is payable on the earlier of demand or November 30, 1998.

     In August 1998, Aaron and Jacob Herzog and their affiliates returned an aggregate of 300,000 shares of Common Stock to the Company for cancellation, for which they received no consideration.

     Aaron Grubner, a former director, is a partner with the law firm of Grubner, Krauss, which serves as counsel to the Company. The Company has paid legal fees to Grubner, Krauss for services rendered. See "Legal Matters."

     All future transactions between the Company and its officers, directors or 5% stockholders, and their affiliates, will be on terms no less favorable than could be obtained from unaffiliated third parties.

                           DESCRIPTION OF SECURITIES

     The total authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, with no par value, and 1,000,000 shares of Preferred Stock, with no par value per share. The following descriptions contain all material terms and features of the Securities of the Company, are qualified in all respects by reference to the Articles of Incorporation and Bylaws of the Company, copies of which are filed as Exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The Company is authorized to issue up to 15,000,000 of shares of Common Stock, no par value per share, of which as of the date of this Prospectus, 3,700,000 shares of Common Stock are outstanding, not including the Shares offered herein. All outstanding Shares of common stock are, and all shares of Common Stock to be outstanding upon the closing of this Offering will be validly authorized and issued, fully paid, and non-assessable.

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of Common Stock are entitled to receive ratably dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining, if any, after payment of liabilities. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities.

     Pursuant to the Business Corporation Act, Ontario ("BCA"), a stockholder of an Ontario Corporation has the right to have the corporation pay the stockholder the fair market value for his shares of the corporation in the event such stockholder dissents to certain actions taken by the corporation such as amalgamation or the sale of all or substantially all of the assets of the corporation and such stockholder follows the procedures set forth in the BCA.

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of up to 1,000,000 shares of Preferred Stock with designations, rights and preferences determined from time to time by its Board of Directors. Accordingly, the Company's Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the Common Stock. Although the Company has no present intention to issue any shares of its Preferred Stock, there can be no assurance that it will not do so in the future.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the consummation of this Offering, the Company will have 5,198,000 shares of Common Stock outstanding. In addition, the Company has reserved for issuance 400,000 shares upon the exercise of options eligible for grant under the Plan, 50,000 of which have been granted. Of the shares to be issued and outstanding after this Offering, the 1,650,000 Shares offered hereby (plus any additional Shares sold upon exercise of the Over-Allotment Option) will be freely tradeable without restriction or further registration under the Act, except for any shares purchased or held by an "affiliate" of the Company (in general, a person who has a control relationship with the Company) which will be subject to the limitations of Rule 144 adopted under the Act ("Rule 144"). The remaining 3,548,000 shares of Common Stock are "restricted securities" as that term is defined under Rule 144, and may not be sold unless registered under the Act or exempted therefrom. All of the 3,548,000 restricted shares are currently eligible to be sold in accordance with the exemptive provisions and the volume limitations of Rule 144, however, the owners of such shares have agreed with JSC not to offer, sell or otherwise dispose of their shares until 18 months from the Effective Date without the consent of the Representative, except pursuant to gifts or pledges in which the donee or pledgee agrees to be bound by such restrictions. For a period of 24 months from the Effective Date such owners agree that all sales of the Company's Common Stock by such individuals shall be made through JSC in accordance with its customary brokerage policies. These agreements are enforceable only by the parties thereto, and are subject to rescission or amendment at any time without approval of other stockholders.

     Sales of the Company's Common Stock by certain of the present stockholders in the future, under Rule 144, may have a depressive effect on the price of the Company's Common Stock.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following describes the principal United States federal income tax consequences of the purchase, ownership and disposition of the Common Stock by a stockholder, that is a citizen or resident of the United States or a United States domestic corporation or that otherwise will be subject to United States federal income tax (a "U.S. Holder"). This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein. This summary discusses only the principal United States federal income tax consequences to those beneficial owners holding the securities as capital assets within the meaning of Section 1221 of the Code and does not address the tax treatment of a beneficial owner that owns 10% or more of the Common Stock. It is for general guidance only and does not address the consequences applicable to certain specialized classes of taxpayers such as certain financial institutions, insurance companies, dealers in securities or foreign currencies, or United States persons whose functional currency (as defined in Section 985 of the Code) is not the United States dollar. Persons considering the purchase of these securities should consult their tax advisors with regard to the application of the United States and other income tax laws to their particular situations. In particular, a U.S. Holder should consult his tax advisor with regard to the application of the United States federal income tax laws to his situation.

COMMON STOCK

     A U.S. Holder generally will realize, to the extent of the Company's current and accumulated earnings and profits, foreign source ordinary income on the receipt of cash dividends, if any, on the Common Stock equal to the United States dollar value of such dividends determined by reference to the exchange rate in effect on the day they are received by the U.S. Holder (with the value of such dividends computed before any reduction for any Canadian withholding tax). U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any dividends received which are converted into United States dollars on a date subsequent to receipt. Subject to the requirements and limitations imposed by the Code. a U.S. Holder may elect to claim Canadian tax withheld or paid with respect to dividends on the

Common Stock as a foreign credit against the United States federal income tax liability of such holder. Dividends on the Common Stock generally will constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for United States foreign tax credit purposes. U.S. Holders who do not elect to claim any foreign tax credits may claim a deduction for Canadian income tax withheld. Dividends paid on the Common Stock will not be eligible for the dividends received deduction available in certain cases to United States corporations.

     Upon a sale or exchange of a share of Common Stock, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on such sale or exchange and the tax basis of such Common Stock.

     Generally, any gain or loss recognized as a result of the foregoing will be a capital gain or loss and will either be long-term or short-term depending upon the period of time the Common Stock sold or exchanged, as the case may be, was held.

     THIS SUMMARY IS OF GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PROSPECTIVE INVESTOR AND NO REPRESENTATION WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR IS MADE.

                             INVESTMENT CANADA ACT

     The Investment Canada Act is a Federal Canadian statute which regulates the acquisition of control of existing Canadian businesses and the establishment of new Canadian businesses by an entity that is a "non-Canadian" as that term is defined in the Investment Canada Act.

     The Company believes that it is not currently a "non-Canadian" for purposes of the Investment Canada Act. If the Company were to become a "non-Canadian" in the future, acquisitions of control of Canadian businesses by the Company would become subject to the Investment Canadian Act. Generally, the direct acquisition by a "non-Canadian" of an existing Canadian business with gross assets of Cdn$5,000,000 or more is reviewable under the Investment Canada Act, with a threshold of Cdn$168 million for 1996 for "NAFTA investors" as defined under the Investment Canada Act.

     Indirect acquisitions of existing Canadian businesses (with gross assets over certain threshold levels) as well as acquisitions of businesses related to Canada's cultural heritage or national identity (regardless of the value of assets involved) may also be reviewable under the Investment Canada Act. In addition, acquisitions of control of existing investments to establish new, unrelated businesses are not generally reviewable but do require that a notice of the investment be given under the Investment Canada Act. An investment in a new business that is related to the non-Canadian's existing business in Canada is not notifiable under the Investment Canada Act unless such investment relates to Canada's cultural heritage or national identity.

     Investments which are reviewable under the Investment Canada Act are reviewed by the Minister, designated as being responsible for the administration of the Investment Canada Act. Reviewable investments may not be implemented prior to the Minister determining that the investment is likely to be of "net benefit to Canada" based on the criteria set out in the Investment Canada Act.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), each of the Underwriters named below, for whom Joseph Stevens & Company, Inc. ("JSC") and Royce Investment Group, Inc. are acting as Representatives, has severally agreed to purchase from the Company and the Selling Stockholder, and the Company and the Selling Stockholder have agreed to sell to the Underwriters, on a firm commitment basis, the respective number of shares of Common Stock set forth opposite each such Underwriter's name:

                        UNDERWRITERS                          NUMBER OF SHARES
                        ------------                          ----------------
Joseph Stevens & Company, Inc...............................       775,500
Royce Investment Group, Inc.................................       168,500
Continental Broker-Dealer Corp..............................       706,000
                                                                 ---------
Total.......................................................     1,650,000

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and certain certificates from the Selling Stockholder. The nature of the Underwriters' obligation is such that they are committed to purchase and pay for all the Shares if any are purchased.

     The Representatives have advised the Company that they propose to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus and that they may allow to selected dealers who are members of the NASD, concessions of not in excess of $0.15 per Share, of which not more than $0.10 per Share may be re-allowed to certain other dealers who are members of the NASD. After the initial public offering, the public offering prices, concessions and reallowances may be changed.

     The Underwriting Agreement further provides that the Representatives will receive a non-accountable expense allowance of 3% of the aggregate public offering price of the Shares sold hereunder (including any Shares sold pursuant to the Over-Allotment Option), which allowance amounts to $247,500 (or $284,625 if the Over-Allotment Option is exercised in full), of which $25,000 was paid to the previous underwriter and $15,000 of which has been paid to JSC.

     The Company has granted to the Underwriters the Over-Allotment Option, which is exercisable for a period of 45 days after the Closing, to purchase up to an aggregate 247,500 additional shares of Common Stock (up to 15% of the shares being offered hereby) at the public offering price, less underwriting discounts and commissions, on the same terms and conditions of this offering solely to cover over-allotments, if any.

     The Company has agreed to sell to the Representatives for a nominal consideration, the Representatives' Warrants to purchase up to 165,000 Shares, exclusive of the Over-Allotment Option. The Representatives' Warrants will be nonexercisable for one year after the date of this Prospectus. Thereafter, for a period of four years, the Representatives' Warrants will be exercisable at $8.25 per Share of Common Stock (165% of the initial public offering price). The shares of Common Stock issuable upon exercise of the Representatives' Warrants are identical to those offered to the public. The Representatives' Warrants contain anti-dilution provisions providing for adjustment of the number of warrants and exercise price under certain circumstances. The Representatives' Warrants grant to the holders thereof and to the holders of the underlying securities certain rights for registration of the securities underlying the Representatives' Warrants.

     For the life of the Representatives' Warrants, the holders thereof are given, at nominal costs, the opportunity to profit from a rise in the market price of the Company's securities with a resulting dilution in the interest of other stockholders. Further, the holders may be expected to exercise the Representatives' Warrants at a time when the Company would in all likelihood be able to obtain equity capital on terms more favorable than those provided in the Representatives' Warrants.

     The Company has agreed that upon closing of this Offering, that JSC shall have the right to designate a nominee to the Company's Board of Directors for a period of five years from the Effective Date (the "Designation Right"). In addition, management of the Company will obtain agreements from each of the pre-offering stockholders to vote all shares of the Company's securities owned by him or her, whether directly or indirectly, in favor of such nominee. The Company has agreed to reimburse JSC's designee for all out-of-pocket expenses incurred in connection with the designee's attendance at meetings of the Board of Directors. In the event JSC elects not to exercise its Designation Right, then it may designate one person to attend all meetings of the Company's Board of Directors for a period of five years.

     The Company has agreed to retain the Representatives, as the Company's financial consultants for a period of two years to commence on the closing of this Offering, at a monthly fee of $3,437.50, an aggregate of $82,500 (1% of the gross proceeds of the Offering), all of which shall be payable in advance on the closing of the Offering. Pursuant to this agreement, the Representatives shall provide advisory services upon request related to merger and acquisition activity, corporate finance and other matters. The Representatives will be paid a fee in the event a merger, acquisition or similar activity is undertaken by the Company.

     Prior to this Offering, there has been no public market for the Common Stock. Accordingly, the public offering price of the Shares offered hereby has been determined by negotiation between the Company and the Representatives. Factors considered in determining the offering price of the Shares offered hereby included the business in which the Company is engaged, the Company's financial condition, an assessment of the Company's management, the prospects of the Company, its capital structure, the general condition of the securities markets and such other factors that were deemed relevant. The offering price does not necessarily bear any relationship to the assets, results of operations or net worth of the Company.

     All officers, directors and holders of the issued and outstanding shares of Common Stock prior to this Offering have agreed (i) not to, directly or indirectly, issue, offer to sell, sell, grant an option for the sale of, transfer, pledge, assign, hypothecate, or otherwise encumber or dispose of (collectively, "Transfer"), any securities issued by the Company, including shares of Common Stock or securities convertible into or exchangeable or exercisable for or evidencing any right to purchase or subscribe for any shares of Common Stock for a period of eighteen (18) months from the effective date of the Registration Statement (the "Lock-Up Period"), without the prior written consent of JSC, except in a private transaction where the transferee agrees to the restrictions set forth in this paragraph and (ii) that, for twenty-four (24) months following the effective date of the Registration Statement, any public sales of the Company's securities shall be made through JSC in accordance with its customary brokerage practices either on a principal or agency basis. An appropriate legend shall be marked on the face of certificates representing all such securities.

     In connection with this Offering, the Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing their respective market prices. The Underwriters also may create a short position for the account of the Underwriters by selling more shares of Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase shares of Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Over-Allotment Option. In addition, the Underwriters may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of other Underwriters, the selling concession with respect to shares of Common Stock that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken they may be discontinued at any time.

     The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with this Offering, including liabilities under the Securities Act.

     The foregoing is a summary of the material terms of the Underwriting Agreement, the Representatives' Warrant and the Financial Consulting Agreement. Reference is made to the copies of the Underwriting Agreement, the Representatives' Warrant and the Financial Consulting Agreement, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

                                 LEGAL MATTERS

     Certain legal matters relating to Canadian law, including the validity of the issuance of the Common Stock offered herein, will be passed upon for the Company by Grubner, Krauss, 5140 Yonge Street, Suite 1540, North York, Ontario, Canada M2N 6L7. Aaron Grubner, a partner of Grubner, Krauss, is a former director of the Company. Certain legal matters in connection with the Offering will be passed upon for the Company by its United States counsel, Gersten, Savage, Kaplowitz & Fredericks, LLP, 101 East 52nd Street, New York, New York 10022. Certain legal matters will be passed upon for the Underwriters by Broad and Cassel, a general partnership including professional associations, 201 South Biscayne Boulevard, Suite 3000, Miami, Florida 33131.

                                    EXPERTS

     The financial statements of the Company for each of the two fiscal years in the periods ended May 31, 1997 and 1998, appearing in this Prospectus and Registration Statement have been audited by Schwartz Levitsky Feldman, Chartered Accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement under the Act with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement and the exhibits thereto, and references are made to the Registration Statement and the exhibits thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in itsentirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois upon payment of the prescribed fees. Electronic registration statements filed through the Electronic Data Gathering, Analysis, and Retrieval System are publicly available through the Commission's Website (http://www.sec.gov). At the date hereof, the Company was not a reporting company under the Exchange Act.

     THE COMPANY INTENDS TO FURNISH ITS STOCKHOLDERS WITH ANNUAL REPORTS CONTAINING AUDITED FINANCIAL STATEMENTS AND TO MAKE AVAILABLE QUARTERLY REPORTS FOR THE FIRST THREE QUARTERS OF EACH FISCAL YEAR CONTAINING UNAUDITED INTERIM FINANCIAL STATEMENTS.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     The Bylaws of the Company provide that the Company shall indemnify to the fullest extent permitted by Canadian law directors and officers (and former officers and directors) of the Company. Such indemnification includes all costs and expenses and charges reasonably incurred in connection with the defense of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been an officer or director of the Company if such person was substantially successful on the merits in his or her defense of the action and he or she acted honestly and in good faith with a view to the best interests of the Company, and if a criminal or administrative action that is enforced by a monetary penalty, such person had reasonable grounds to believe his or her conduct was lawful.

     The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with this Offering, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company and the Underwriters pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses, incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person or by the Underwriters in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

     The Company and its officers, directors and auditors are residents of Canada and consequently all of the assets of the Company are or may be located outside the United States. As a result, service of process may be effected upon the Company through the offices of Gersten, Savage, Kaplowitz & Fredericks, LLP in New York, but it may be difficult for investors to effect service of process within the United States upon non-resident officers and directors, or to enforce against them judgments obtained in the United States courts predicated upon the civil liability provision of the Securities Act or state securities laws. The Company believes that a judgment of a United States court predicated solely upon civil liability under the Securities Act would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. If investors have questions with regard to these issues, they should seek the advice of their individual counsel. The Company has also been informed by its Canadian legal counsel Grubner, Krauss that, pursuant to the Currency Act (Canada), a judgment by a court in any Province of Canada may only be awarded in Canadian currency. Pursuant to the provision of the Courts of Justice Act (Ontario), however, a court in the Province of Ontario shall give effect to the manner of conversion to Canadian currency of an amount in a foreign currency, where such manner of conversion is provided for in an obligation enforceable in Ontario.

                           CURTIS INTERNATIONAL LTD.

                              FINANCIAL STATEMENTS

                          AS OF MAY 31, 1998 AND 1997

                         TOGETHER WITH AUDITORS' REPORT
                               TABLE OF CONTENTS

Report of Independent Auditors..............................            F-2
Balance Sheets..............................................            F-3
Statements of Income........................................            F-4
Statements of Cash Flows....................................            F-5
Statements of Stockholders' Equity..........................            F-6
Notes to Financial Statements...............................    F-7 to F-11

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Curtis International Ltd.

     We have audited the accompanying balance sheets of Curtis International Ltd. (incorporated in Canada) as of May 31, 1998, and 1997 and the related statements of income, cash flows and changes in stockholders' equity for the years ended May 31, 1998, and 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curtis International Ltd. as of May 31, 1998, and 1997 and the results of its operations and its cash flows for the years ended May 31, 1998, and 1997, in conformity with generally accepted accounting principles in the United States of America.

Toronto, Ontario                                   /s/ Schwartz Levitsky Feldman
July 24, 1998                                              Chartered Accountants

                           CURTIS INTERNATIONAL LTD.

                                 BALANCE SHEETS
                                  AS AT MAY 31

                       (AMOUNTS EXPRESSED IN US DOLLARS)

                                                                  1998        1997
                                                                   $            $
                                                               ----------   ---------
ASSETS
CURRENT ASSETS
  Cash......................................................    3,401,181   1,251,542
  Accounts receivable (note 3)..............................    4,084,729   1,813,898
  Inventory (note 4)........................................    5,853,118   1,340,874
  Prepaid expenses and sundry assets........................        8,737       8,699
  Current portion of mortgage receivable (note 5)...........       75,553         852
  Income taxes recoverable..................................           --      11,690
                                                               ----------   ---------
                                                               13,423,318   4,427,555
DEFERRED ISSUE COSTS........................................       89,845          --
MORTGAGE RECEIVABLE (note 5)................................           --      75,552
PROPERTY, PLANT AND EQUIPMENT (note 6)......................      172,209     176,573
                                                               ----------   ---------
                                                               13,685,372   4,679,680
                                                               ==========   =========
LIABILITIES
CURRENT LIABILITIES
  Bank indebtedness (note 7)................................    8,729,357   1,545,656
  Accounts payable (note 8).................................    2,259,681   1,621,346
  Income taxes payable......................................      534,323          --
  Current portion of advances from affiliated parties (note
     9).....................................................      483,535          --
                                                               ----------   ---------
                                                               12,006,896   3,167,002
ADVANCES FROM AFFILIATED PARTIES (note 9)...................      241,768     861,425
                                                               ----------   ---------
                                                               12,248,664   4,028,427
                                                               ----------   ---------
SHAREHOLDERS' EQUITY
CAPITAL STOCK (note 10).....................................           80          81
CUMULATIVE TRANSLATION ADJUSTMENT...........................      (94,664)    (15,215)
RETAINED EARNINGS...........................................    1,531,292     666,387
                                                               ----------   ---------
                                                                1,436,708     651,253
                                                               ----------   ---------
                                                               13,685,372   4,679,680
                                                               ==========   =========

   The accompanying notes are an integral part of these financial statements.

                           CURTIS INTERNATIONAL LTD.

                              STATEMENTS OF INCOME
                           FOR THE YEARS ENDED MAY 31

                       (AMOUNTS EXPRESSED IN US DOLLARS)

                                                                1998         1997         1996
                                                                 $            $            $
                                                             ----------   ----------   ----------
SALES (note 16)............................................  27,471,613   14,914,142   14,627,378
  Cost of sales............................................  22,349,967   12,173,748   11,912,927
                                                             ----------   ----------   ----------
GROSS PROFIT...............................................   5,121,646    2,740,394    2,714,451
                                                             ----------   ----------   ----------
EXPENSES
  Administrative...........................................   1,758,313    1,730,592    1,313,977
  Selling..................................................   1,265,906      654,978      901,220
  Financial................................................     474,154      231,445      365,577
  Lease cancellation fee...................................     155,926           --           --
                                                             ----------   ----------   ----------
                                                              3,654,299    2,617,015    2,580,774
                                                             ----------   ----------   ----------
INCOME BEFORE INCOME TAXES.................................   1,467,347      123,379      133,677
  Income taxes (note 11)...................................     602,442       30,378       33,330
                                                             ----------   ----------   ----------
NET INCOME.................................................     864,905       93,001      100,347
                                                             ==========   ==========   ==========
NET INCOME PER WEIGHTED AVERAGE SHARE......................        0.22         0.02         0.02
                                                             ==========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note
  10 and note 17)..........................................   4,000,000    4,000,000    4,000,000
                                                             ==========   ==========   ==========
NET INCOME PER FULLY DILUTED SHARE.........................        0.22         0.02         0.02
                                                             ==========   ==========   ==========
FULLY DILUTED NUMBER OF COMMON SHARES OUTSTANDING (note 10
  and note 17).............................................   4,000,000    4,000,000    4,000,000
                                                             ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                           CURTIS INTERNATIONAL LTD.

                            STATEMENTS OF CASH FLOWS

                           FOR THE YEARS ENDED MAY 31

                       (AMOUNTS EXPRESSED IN US DOLLARS)

                                                                1998         1997         1996
                                                                 $            $            $
                                                             ----------   ----------   ----------
Cash flows from operating activities:
  Net income...............................................     864,905       93,001      100,347
                                                             ----------   ----------   ----------
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Amortization..........................................      17,172       17,346       20,225
     Decrease (increase) in accounts receivable............  (2,446,164)     113,840      392,022
     Decrease (increase) in inventory......................  (4,734,388)      10,675      105,463
     Decrease (increase) in income taxes recoverable.......      11,419       (7,113)      (4,577)
     Decrease (increase) in prepaid expenses and sundry
       assets..............................................        (524)      (2,182)       1,481
     Increase (decrease) in accounts payable and accrued
       expenses............................................     749,617      826,231      (53,397)
     Increase (decrease) in income taxes payable...........     551,772           --        4,843
                                                             ----------   ----------   ----------
  Net cash generated by operating activities...............  (4,986,191)   1,051,798      556,721
                                                             ----------   ----------   ----------
Cash flows from investing activities:
  Purchases of property, plant and equipment...............     (35,730)          --       (2,162)
  Payment of mortgage receivable...........................      (3,389)         872          615
                                                             ----------   ----------   ----------
  Net cash used in investing activities....................     (39,119)         872       (1,547)
                                                             ----------   ----------   ----------
Cash flows from financing activities:
  Increase (decrease) in bank indebtedness.................   7,504,507     (463,749)       7,353
  Increase (decrease) in advances from affiliated
     parties...............................................     (92,517)      16,271       89,113
  Deferred issuance costs..................................     (92,779)          --           --
  Redemption of Class B share..............................          (1)          --           --
                                                             ----------   ----------   ----------
  Net cash from financing activities.......................   7,319,210     (447,478)      96,466
                                                             ----------   ----------   ----------
Effect of foreign currency exchange rate changes...........    (144,261)       1,260       (6,550)
                                                             ----------   ----------   ----------
Net increase (decrease) in cash and cash equivalents.......   2,149,639      606,452      645,090
Cash and cash equivalents
  --Beginning of year......................................   1,251,542      645,090           --
                                                             ----------   ----------   ----------
  --End of year............................................   3,401,181    1,251,542      645,090
                                                             ==========   ==========   ==========
  Interest paid............................................     408,649      142,792      202,080
                                                             ==========   ==========   ==========
  Income taxes paid........................................      50,670       44,221       42,284
                                                             ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                           CURTIS INTERNATIONAL LTD.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                           FOR THE YEARS ENDED MAY 31

                       (AMOUNTS EXPRESSED IN US DOLLARS)

                                                       COMMON                              CUMULATIVE
                                                        STOCK                 RETAINED     TRANSLATION
                                                      NUMBER OF    AMOUNTS    EARNINGS     ADJUSTMENTS
                                                       SHARES         $           $             $
                                                     -----------   -------   -----------   -----------
Balance as of May 31, 1995.........................    4,000,000      80         473,039      (9,923)
Foreign currency translation.......................           --      --              --     (19,492)
Net income for the year............................           --      --          99,673          --
                                                     -----------     ---     -----------     -------
Balance as of May 31, 1996.........................    4,000,000      80         572,712     (29,415)
Foreign currency translation.......................           --      --              --      14,874
Net income for the year............................           --      --          93,001          --
                                                     -----------     ---     -----------     -------
Balance as of May 31, 1997.........................    4,000,000      80         665,713     (14,541)
Foreign currency translation.......................           --      --              --     (79,449)
Net income for the year............................           --      --         864,905          --
                                                     -----------     ---     -----------     -------
Balance as of May 31, 1998.........................    4,000,000      80       1,530,618     (93,990)
                                                     ===========     ===     ===========     =======

   The accompanying notes are an integral part of these financial statements.

                           CURTIS INTERNATIONAL LTD.

                         NOTES TO FINANCIAL STATEMENTS

                          MAY 31, 1998, 1997 AND 1996

                       (AMOUNTS EXPRESSED IN US DOLLARS)

1.   BASIS OF PRESENTATION

     On January 26, 1998 Curtis International Ltd. amalgamated with Unique Investments Ltd. and AEG Trading Ltd. to form Curtis International Ltd.

     On May 31, 1998, the company amalgamated with Worldwide Holdings Ltd. to form Curtis International Ltd.

     At the time of the amalgamations the only assets of the holding companies were shares of Curtis International Ltd. These financial statements reflect the operations of Curtis International Ltd. for the years ended May 31, 1998, 1997 and 1996.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I)   PRINCIPAL ACTIVITIES

     The company was incorporated in Canada on December 12, 1990. The company is principally engaged in the distribution and sales of electronics, audio visual products and computer accessories in Canada and the United States of America.

II)  CASH, CASH EQUIVALENTS AND BANK INDEBTEDNESS

     Cash, cash equivalents and bank indebtedness includes cash in bank, amounts due to banks, and any other highly liquid investments purchased with a maturity of three months or less. The carrying amount approximates fair value because of the short maturity of those instruments.

III) OTHER FINANCIAL INSTRUMENTS

     The carrying amount of the company's other financial instruments approximate fair value because of the short maturity of these instruments or the current nature of interest rates borne by these instruments.

IV)  LONG-TERM FINANCIAL INSTRUMENTS

     The fair value of each of the company's long-term financial assets and debt instruments is based on the amount of future cash flows associated with each instrument discounted using an estimate of what the company's current borrowing rate for similar instruments of comparable maturity would be.

V)  INVENTORY

     Inventory is valued at the lower of cost and net realizable value. Cost is determined on the average cost basis.

VI)  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost and are depreciated on the declining balance basis over their estimated useful lives.

     Leasehold improvements are amortized on the straight-line basis over the term of the lease.

VII) SALES

     Sales represent the invoiced value of goods supplied to customers. Sales are recognized upon delivery of goods and passage of title to customers.

                           CURTIS INTERNATIONAL LTD.

                         NOTES TO FINANCIAL STATEMENTS

                          MAY 31, 1998, 1997 AND 1996

                       (AMOUNTS EXPRESSED IN US DOLLARS)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
VIII) FOREIGN CURRENCY TRANSLATION

     The translation of the financial statements from Canadian dollars ("CDN $") into United States dollars is performed for the convenience of the reader. Balance sheet accounts are translated using closing exchange rates in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during each reporting period. No representation is made that the Canadian dollar amounts could have been, or could be, converted into United States dollars at the rates on the respective dates and or at any other certain rates. Adjustments resulting from the translation are included in the cumulative translation adjustments in stockholders' equity.

IX) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principals in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   ACCOUNTS RECEIVABLE

                                                                      1998         1997
                                                                        $            $
                                                                    ---------    ---------
    Accounts receivable.........................................    4,514,714    2,748,696
    Less: Allowance for doubtful accounts.......................      429,985      934,798
                                                                    ---------    ---------
    Accounts receivable, net....................................    4,084,729    1,813,898
                                                                    =========    =========

4.   INVENTORY

     Inventory is comprised entirely of finished goods.

5.   MORTGAGE RECEIVABLE

     The company sold land and a building owned by it on February 10, 1994. The Company agreed to finance a portion of the purchase price and, as a result, took back a mortgage. The details of this transaction are described below:

                                                                   1998     1997
                                                                    $        $
                                                                  ------   ------
    First mortgage, secured by land and building, due in 9
      remaining monthly instalments of $577 including interest
      at the rate of 8% per annum plus a final payment of
      $74,945 due on February 10, 1999..........................  75,553   76,404
    Current portion.............................................  75,553      852
                                                                  ------   ------
    Long-term portion...........................................      --   75,552
                                                                  ======   ======

6.   PROPERTY, PLANT AND EQUIPMENT

                                                                       1998                  1997
                                                         --------------------------------   -------
                                                                   ACCUMULATED
                                                          COST     AMORTIZATION     NET       NET
                                                            $           $            $         $
                                                         -------   ------------   -------   -------
    Land...............................................   29,920          --       29,920    34,253
    Condominium........................................  119,682      29,389       90,293   108,808
    Furniture and equipment............................   56,946      41,108       15,838    22,666
    Automobile.........................................   34,368      30,931        3,437     5,621
    Computer equipment.................................   56,612      24,834       31,778     3,873
    Leasehold improvements.............................    8,170       7,227          943     1,352
                                                         -------     -------      -------   -------
                                                         305,698     133,489      172,209   176,573
                                                         =======     =======      =======   =======

     Amortization for the year amounted to $17,172 ($17,346 in 1997 and $20,225 in 1996).

7.   BANK INDEBTEDNESS

     The bank indebtedness bears interest at the bank's prime lending rate plus 0.50% per annum. As security, the company has provided a general assignment of accounts receivable, a general security agreement and an assignment of fire insurance on the business assets, with guarantees by the directors and affiliated companies. An affiliated company has provided a postponement of its loan to the company. The company's line of credit extends to $8,250,000 and is limited based on a formula which relates to receivables and cashable instalments held by the company. The company must meet certain covenants imposed by the bank.

8.   ACCOUNTS PAYABLE

                                                                    1998        1997
                                                                      $           $
                                                                  ---------   ---------
    Trade payables..............................................    322,327     700,098
    Accrued expenses............................................  1,937,354     921,248
                                                                  ---------   ---------
                                                                  2,259,681   1,621,346
                                                                  =========   =========

9.   ADVANCES FROM AFFILIATED PARTIES

     The advances from affiliated parties bear interest at 8% per annum commencing June 1, 1998. The principal sums shall be repaid in six equal quarter yearly installments on the last day of the month in which each quarter-year occurs, the first payment commencing 90 days from the effective date of the registration statement on Form SB-2. Had the advances been valued at the current value of cash flows at the company's current rate of borrowing the advances would have been valued at $725,303 in 1998 and $832,295 in 1997. Interest of $50,603 would have been imputed for 1998 and interest of $54,448 would have been imputed for 1997.

10.   CAPITAL STOCK

AUTHORIZED

     15,000,000 Common Shares.

ISSUED

                                                                    1998    1997
                                                                     $       $
                                                                    ----    ----
    100 Common shares (old).....................................     --      80
    1 Class B share (old).......................................     --       1
    4,000,000 Common shares.....................................     80      --
                                                                     --      --
                                                                     80      81
                                                                     ==      ==

     Curtis International Ltd. amalgamated with Unique Investments Ltd. and AEG Trading Ltd. on January 26, 1998, and with Worldwide Holdings Limited on May 31, 1998. There was no substantive effect to the amalgamations which reorganized companies under common control. The outstanding shares of 4,000,000 issued on the amalgamations are treated as stock splits and therefore the shares have been retroactively restated as of May 31, 1995.

     Subsequent to May 31, 1998, the company redeemed 300,000 common shares at no consideration. As a result 3,700,000 common shares (new) are outstanding. The net income per weighted average common share is $0.23 in 1998 and $0.03 in 1997 based on a weighted average number of common shares outstanding of 3,700,000.

     The Board of Directors have adopted a stock option plan pursuant to which 400,000 shares of common stock are provided for issuance.

11. INCOMES TAXES

                                                                 1998       1997       1996
                                                                   $          $          $
                                                                -------    -------    -------
    a) Current..............................................    602,442     30,378     33,330
                                                                =======    =======    =======
    b) Current income taxes consist of:
       Amount calculated at basic Federal and Provincial
       rates................................................    611,490     28,179     30,532
       Permanent and other differences......................         --      2,199      2,798
       Timing differences...................................     (9,048)        --         --
                                                                -------    -------    -------
                                                                602,442     30,378     33,330
                                                                =======    =======    =======

12. LEASE COMMITMENT

     Minimum payments under the company's operating leases for premises, exclusive of certain operating costs for which the company is responsible for 1999 is $51,958. The lease expires November 30, 1998.

13. TRANSACTION WITH AFFILIATED COMPANIES

                                                                 1998       1997       1996
                                                                   $          $          $
                                                                -------    -------    -------
    Management fees.........................................    354,384    427,925    106,440
    Rent expense............................................     66,154    102,587    102,767
    Occupancy costs.........................................     51,114     71,132     78,203

14. CONTINGENT LIABILITIES

     The company's products are purchased overseas. The payment arrangement is done through letters of credit. Once the product leaves the country of origin, the liability is recognized by the company and results in an accepted letter of credit. The company was contingently liable to the bank for unaccepted letters of credit of approximately $2,997,000 as at May 31, 1998.

15. COMPARATIVE FIGURES

     Certain figures in the 1997 financial statements have been reclassified to conform with the basis of presentation used in 1998.

16. SEGMENTED INFORMATION

A)  SALES TO MAJOR CUSTOMERS

                                                            1998          1997          1996
                                                             $             $             $
                                                         ----------    ----------    ----------
    Company A........................................     8,769,276     4,216,435     3,698,720
    Company B........................................     3,421,958     2,848,573     2,610,476
    Company C*.......................................            --     1,467,330     1,973,312
                                                         ----------    ----------    ----------
                                                         12,191,234     8,532,338     8,282,508
                                                         ==========    ==========    ==========
    Percentage of total sales........................            44%           57%           57%
    Accounts receivable due from major customers.....    $2,814,165    $1,448,283    $1,354,947
    Percentage of total accounts receivable..........            69%           80%           70%

     Ongoing credit evaluations of each customer's financial condition are performed and, generally, no collateral is required. The company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

     * In 1998, sales to such customer were less than 10% of the Company's revenues.

B)  SALES BY GEOGRAPHIC AREA

                                                            1998          1997          1996
                                                             $             $             $
                                                         ----------    ----------    ----------
    Canada...........................................    15,754,678    12,697,084    13,371,272
    United States of America.........................    11,716,935     2,217,058     1,256,106
                                                         ----------    ----------    ----------
                                                         27,471,613    14,914,142    14,627,378
                                                         ==========    ==========    ==========

C)  NET INCOME BY GEOGRAPHIC AREA

     The company's accounting records do not readily provide information on net income by geographic area. Management is of the opinion that the proportion of net income based principally on sales, presented below, would fairly present the results of operations by geographic area.

                                                                  1998       1997      1996
                                                                    $         $          $
                                                                 -------    ------    -------
    Canada...................................................    495,782    80,860     91,730
    United States of America.................................    369,123    12,141      8,617
                                                                 -------    ------    -------
                                                                 864,905    93,001    100,347
                                                                 =======    ======    =======

D)  IDENTIFIABLE ASSETS BY GEOGRAPHIC AREA

     All identifiable assets were located in Canada for 1998, 1997 and 1996.

E)  PURCHASES FROM MAJOR SUPPLIERS

                                                            1998          1997          1996
                                                             $             $             $
                                                         ----------    ----------    ----------
    Purchases from major suppliers...................     3,754,794     2,093,884     2,275,563
    Percentage of total purchases....................            17%           17%           19%
    Accounts payable due to major suppliers..........       368,141       288,629       128,809
    Percentage of total accounts payable.............            16%           18%           16%

17. SUBSEQUENT EVENTS

     Subsequent to year end, the Company redeemed 300,000 common shares at no consideration. See note 10 for details.

                        [PICTURE OF COMPANY'S PRODUCTS]

     No underwriter, dealer,
salesman or other person has been
authorized to give any information
or to make any representations other
than those contained in this
Prospectus, and, if given or made,
such information or representation
must not be relied upon as having
been authorized by the Company. This
Prospectus does not constitute an
offer or solicitation to any person
in any jurisdiction where such offer
or solicitation would be unlawful.
Neither delivery of this Prospectus
nor any Common Stock sale hereunder
shall, under any circumstances,
create any implication that there
has been no change in the affairs of
the Company since the date hereof.

--------------------------------------------------------------

         TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................       3
The Offering...........................       6
Risk Factors...........................       8
Dilution...............................      14
Capitalization.........................      15
Use of Proceeds........................      16
Dividend Policy........................      16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................      17
Business...............................      20
Management.............................      27
Principal and Selling Stockholders.....      30
Certain Transactions...................      30
Description of Securities..............      31
Shares Eligible for Future Sale........      32
Certain United States Federal Income
  Tax Considerations...................      32
Investment Canada Act..................      34
Underwriting...........................      35
Legal Matters..........................      37
Experts................................      37
Additional Information.................      37
Indemnification for Securities Act Liabilities...      38
Enforceability of Civil Liabilities
  Against Foreign Persons..............      38
Financial Statements...................     F-1
-----------------------------------------------

     UNTIL DECEMBER 7, 1998, ALL
DEALERS EFFECTING TRANSACTIONS IN
THE COMPANY'S SECURITIES, WHETHER OR
NOT PARTICIPATING IN THIS
DISTRIBUTION, MAY BE REQUIRED TO
DELIVER A PROSPECTUS. THIS IS IN
ADDITION TO THE OBLIGATION OF
DEALERS TO DELIVER A PROSPECTUS WITH
RESPECT TO THEIR UNSOLD ALLOTMENTS
OR SUBSCRIPTIONS.

                                                            LOGO

                                                 CURTIS INTERNATIONAL LTD.

                                                      1,650,000 SHARES
                                                             OF
                                                        COMMON STOCK

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                                                         PROSPECTUS

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                                               JOSEPH STEVENS & COMPANY, INC.
                                                ROYCE INVESTMENT GROUP, INC.

                                                     NOVEMBER 12, 1998